Exhibit (a)(5)(U)

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH

THIS INFORMATION STATEMENT

INTRODUCTION

This Information Statement is being made available on February 10, 2015 to holders of common stock, par value $0.01 per share (the “Common Stock”), of GFI Group Inc. (the “Company” or “GFI”) in connection with the possible appointment of persons (each a “Designee” and collectively, the “Designees”) designated by BGC Partners, Inc., a Delaware corporation (“BGC”), to the Board of Directors of the Company (the “Board” or the “Board of Directors”).

The business address for each of BGC and BGC Partners, L.P., a Delaware limited partnership and an operating subsidiary of BGC (the “Purchaser”), is 499 Park Avenue, New York, New York 10022 and the business telephone number of each of BGC and Purchaser is (212) 610-2200.

This Information Statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. The information contained in this Information Statement concerning the Designees is being provided by BGC, and the information regarding GFI has been derived from GFI’s public filings with the SEC. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

CERTAIN INFORMATION CONCERNING OUTSTANDING SECURITIES

The authorized capital stock of the Company consists of 400,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share. As of December 2, 2014, 127,487,691 Shares are issued and outstanding and no shares of GFI preferred stock are issued and outstanding.

The Common Stock is the only class of GFI voting securities outstanding entitled to vote at a meeting of the GFI stockholders. Each Share entitles its record holder to one vote on all matters submitted to a vote of the GFI stockholders.

DIRECTORS DESIGNATED BY BGC

POTENTIAL DIRECTOR DESIGNEES

BGC has informed the Company that BGC will choose the Designees from among the persons identified below. The following table and paragraphs set forth, with respect to each individual who may be a Designee, such individual’s name and age as of the date hereof as well as such individual’s present principal occupation or employment and five-year employment history.

Name	Age	Present Principal Occupation or Employment
Howard W. Lutnick	53	Chairman and Chief Executive Officer, BGC Partners, Inc.
Shaun D. Lynn	52	President, BGC Partners, Inc.
Stephen M. Merkel	56	Executive Vice President, General Counsel and Secretary, BGC Partners, Inc.
Stephen T. Curwood	66	President, World Media Foundation, Inc.; Senior Managing Director, SENCAP LLC
William J. Moran	73	Former Executive Vice President, JPMorgan Chase & Co.
Linda A. Bell	55	Provost and Dean of the Faculty, Barnard College, Columbia University
John H. Dalton	72	President, Housing Policy Council of the Financial Services Roundtable
Albert M. Weis	88	President, A.M. Weis & Co., Inc
Peter J. Powers	70	President and Chief Executive Officer, Powers Global Strategies LLC
Michael Snow	66	Managing Member and Chief Investment Officer of Snow Fund One, LLC
Robert G. Sharp	50	Co-Chief Executive Officer of Ramy Brook, LLC

Howard W. Lutnick

Mr. Lutnick is the Chairman of BGC’s Board of Directors, a position in which he has served from June 1999 to the present. He served as Chief Executive Officer from June 1999 to April 1, 2008. He served as Co-Chief Executive Officer from April 1, 2008 until December 19, 2008, after which time he has again been serving as sole Chief Executive Officer. Mr. Lutnick was BGC’s President from September 2001 to May 2004 and became BGC’s President again from January 2007 to April 1, 2008. Mr. Lutnick joined Cantor Fitzgerald, L.P. (“Cantor”) in 1983 and has served as President and Chief Executive Officer of Cantor since 1992 and as Chairman since 1996. Mr. Lutnick’s company, CF Group Management, Inc., is the managing general partner of Cantor. Mr. Lutnick is Co-Chairman of the Board of Managers of Haverford College, a member of the Board of Directors of the Fisher Center for Alzheimer’s Research Foundation at Rockefeller University, the Executive Committee of the USS Intrepid Museum Foundation’s Board of Trustees, the Board of Directors of the Solomon Guggenheim Museum Foundation, the Board of Directors of the Horace Mann School, the Board of Directors of the National September 11 Memorial & Museum, and the Board of Directors of the Partnership for New York City. In addition, Mr. Lutnick is Chairman of the supervisory board of the Electronic Liquidity Exchange, a fully electronic futures exchange.

Shaun D. Lynn

Mr. Lynn has been BGC’s President since April 2008. Previously, Mr. Lynn had been President of the Purchaser since 2004 and served as Executive Managing Director of Cantor from 2002 to 2004. Mr. Lynn also served as Senior Managing Director of European Government Bonds and Managing Director of Fixed Income from 1999 to 2002. From 1989 to 1999, Mr. Lynn held various business management positions at Cantor and its affiliates. Prior to joining Cantor in 1989, Mr. Lynn served as a Desk Head for Fundamental Brokers International in 1989 and was Associate Director for Purcell Graham from 1983 to 1989. Mr. Lynn is on the supervisory board of the Electronic Liquidity Exchange.

Stephen M. Merkel

Mr. Merkel has been BGC’s Executive Vice President, General Counsel and Secretary since September 2001 and was BGC’s Senior Vice President, General Counsel and Secretary from June 1999 to September 2001. Mr. Merkel served as a director of BGC from September 2001 until October 2004. Mr. Merkel has been Executive Managing Director, General Counsel and Secretary of Cantor since December 2000 and was Senior Vice President, General Counsel and Secretary of Cantor from May 1993 to December 2000. Prior to joining Cantor, Mr. Merkel was Vice President and Assistant General Counsel of Goldman Sachs & Co. from February 1990 to May 1993. From September 1985 to January 1990, Mr. Merkel was an associate with the law firm of Paul, Weiss, Rifkind, Wharton & Garrison. Mr. Merkel is on the supervisory board of the Electronic Liquidity Exchange, and is a founding board member of the Wholesale Markets Brokers’ Association, Americas.

Stephen T. Curwood

Mr. Curwood has been a director of BGC since December 2009. Mr. Curwood has been President of the World Media Foundation, Inc., a non-profit media production company, since 1992 and Senior Managing Director of SENCAP LLC, a New York and New Hampshire-based investment group, since 2005. Mr. Curwood has been a principal of Mamawood Pty Ltd., a media holding company based in Johannesburg, with investments in South Africa, since 2005. Mr. Curwood was a member of the Board of Managers of Haverford College from 2011 to 2012, and served on the Investment Committee and as a chair of the Committee on Social Investment Responsibility. From 1996 to 2003, Mr. Curwood was a lecturer in Environmental Science and Public Policy at Harvard University. Mr. Curwood was a trustee of Pax World Funds, a $2.5 billion group of investment funds focused on sustainable and socially responsible investments based in Portsmouth, New Hampshire, from 2007 until 2009.

William J. Moran

Mr. Moran has been a director of BGC since June 2013. Mr. Moran retired from JPMorgan Chase & Co. in June 2005, after serving as its Executive Vice President since 1997 and General Auditor since 1992. He served as a director of eSpeed, Inc., the Company’s predecessor, from December 1999 to November 2005. Mr. Moran also served as a director of Sovereign Bancorp, Inc. from 2006 until it was acquired by Banco Santander, S.A. in 2009. He served on the Board of Directors of ELX Futures, L.P. from 2009 until June 2013. He also serves on the Advisory Board of the School of Management of Marist College and on the Board of Directors of The College of Technology. He also previously served as a director of Lighthouse International. He is a member of the American Institute of Certified Public Accountants and the New York Society of Certified Public Accountants, and was a member of the Bank Administration Institute and the Institute of Internal Auditors.

Linda A. Bell

Dr. Bell has been a director of BGC since July 2013. Dr. Bell has served as the Provost and Dean of the Faculty at Barnard College, Columbia University since 2012, where she is also a Professor of Economics. Previous to joining Barnard, Dr. Bell was the Provost and John B. Hurford Professor of Economics at Haverford College from 2007 to 2012 and a member of the faculty since 1992. Prior to her tenure at Haverford, Dr. Bell held visiting faculty appointments at Stanford University, the University of California, San Diego, the John F. Kennedy School of Government at Harvard University, the Woodrow Wilson School of Public Administration at Princeton University, and the Stern School of Business Administration at New York University. Dr. Bell has also served as a research fellow at the Institute for the Study of Labor (IZA) in Bonn, Germany since 2003, and as a senior consultant for the labor practice group of the National Economic Research Associates since 2006. In addition, she served on the Board of Directors and Regulatory Oversight Committee of ELX Futures, a fully electronic exchange, from 2009 to July 2013.

John H. Dalton

Mr. Dalton has been a director of BGC since February 2002. In January 2005, Mr. Dalton became the President of the Housing Policy Council of the Financial Services Roundtable, a trade association composed of large financial services companies. Mr. Dalton was President of IPG Photonics Corp., a company that designs, develops and manufactures a range of advanced amplifiers and lasers for the telecom and industrial markets, from September 2000 to December 2004. Mr. Dalton served as Secretary of the United States Navy from July 1993 to November 1998. He also serves on the Board of Directors of Washington FirstBank, and Fresh Del Monte Produce, Inc., a producer and marketer of fresh produce.

Albert M. Weis

Mr. Weis has been a director of BGC since October 2002. Mr. Weis has been President of A.M. Weis & Co., Inc., a money management company, since 1976. Mr. Weis was Chairman of the New York Cotton Exchange from 1997 to 1998, 1981 to 1983 and 1977 to 1978. From 1998 to 2000, Mr. Weis was Chairman of the New York Board of Trade. From 1996 to 1999, Mr. Weis was a director and chairman of the Audit Committee of Synetic Inc., a company that designs and manufactures data storage products, and, from 1999 to 2001, he was a director and chairman of the Audit Committee of Medical Manager Corporation (successor to Synetic Inc.).

Peter J. Powers

Mr. Powers is founder of Powers Global Strategies LLC, and has been the President and Chief Executive Officer since 1998. Mr. Powers served as Campaign Manager and Transition Chair of Mayor Rudolph Giuliani. He served as the Chairman and Director of Giuliani Partners LLC. He served as the Chairman of the New York City Public Initiatives Corporation. Mr. Powers has been a Director of ArcelorMittal USA Inc. since March 11, 2004. Mr. Powers serves as a Director of The Partnership for New York City Inc. He serves as a Member of Advisory Board of School of Public Affairs, Baruch College. He serves as a Member of the Board of Advisors of Global Bay Mobile Technologies Inc. He serves as a Director of Mutual of America Life Insurance Company. He serves as a Member of the Board of Trustees of Manhattan College and Director of Chamber of Commerce, as well as the Central Park Conservancy and Victim Services Agency. He serves as an outside Member of the Board of Directors of various publicly and privately held companies. He served as an Independent Director of Collegiate Funding Services Inc. since July 15, 2005. He served as First Deputy Mayor of the City of New York from 1994 to 1996, under Mayor Giuliani. He served as an Independent Non-Executive Director of NDS Group Plc from January 2000 to August 2008. He also served as Director at International Steel Group Inc. Mr. Powers served as a Director of Fox Entertainment Group Inc., since February 2003. Mr. Powers is presently an independent public director of ELX Futures, L.P. a fully regulated electronic futures exchange formed in December 2007, to establish a faster, more efficient competitive alternative for global market participants trading futures contracts and an independent director of Remate Lince, S.A.P.I. de C.V., a BGC affiliate in Mexico. Prior to Giuliani administration, he had a 25-year career as an attorney. He is a Certified Public Accountant and Consultant.

Michael Snow

Mr. Snow is the Managing Member and Chief Investment Officer of Snow Fund One, LLC founded in October 2005. Snow is a Registered Investment Advisor and founded Snow Financial Management, LLC in 1997. Prior to establishing this company, he was employed in the Banking Industry for over 25 Years. At the Union Bank of Switzerland (“UBS”), Mr. Snow was Second In Charge of the North American Region. He achieved the rank of Senior Managing Director and was Head of Fixed Income where he was responsible for: Treasury, Money Markets, Precious Metals, Foreign Exchange, Mortgage Backed Securities, Government Securities, Derivatives, Corporate bonds, Emerging Markets, High Yield Securities, and Capital Markets. Mr. Snow is presently an independent public director of ELX Futures, L.P. a fully regulated electronic futures exchange formed in December 2007, to establish a faster, more efficient competitive alternative for global market participants trading futures contracts. In addition, he is also an independent Member of the Board of Directors of BGC Derivative Markets, L.P., a subsidiary of BGC Partners, a leading global brokerage company servicing the financial and real estate markets and an independent director of Remate Lince, S.A.P.I. de C.V., a BGC affiliate in Mexico. BGC Derivative Markets, L.P. launched operations as a Swap Execution Facility, which offers trading in swaps products subject to mandatory clearing, as well as swaps classified as permitted transactions.

Robert G. Sharp

Mr. Sharp is a private equity investor. Since January 2014, Mr. Sharp has served as Co-Chief Executive Officer of Ramy Brook, LLC, a women’s contemporary fashion company. From February 2003 to December 2013, Mr. Sharp served as a Managing Director of MidOcean Partners. Mr. Sharp was part of the founding senior team of Midocean and focused on investments in the consumer space. Prior to MidOcean, from September 1999 to February 2003, he was a Managing Director at DB Capital Partners, the private equity division of Deutsche Bank. Previously, Mr. Sharp was a Principal at Investcorp International Inc., a global private equity firm. Before that he served as a Vice President at BT Securities Inc., as an Executive Vice President at Remsen Partners Ltd., and as an associate in the mergers and acquisitions group at Drexel Burnham Lambert. Mr. Sharp serves on the boards of directors of various privately-held companies including Hunter Fan Company (since April 2007); Waterpik, Inc. (since July 2013); and Agilex Fragrances, Inc. (since December 2012). Representative boards on which Mr. Sharp has previously served include Jenny Craig, Prestige Brands, Stratus Technologies, Vitaquest International, Totes Isotoner and Bushnell. Mr. Sharp has an M.B.A. from Columbia Business School, where he was a Samuel Bronfman Fellow, and a B.A. summa cum laude, Phi Beta Kappa from Union College. Mr. Sharp is currently a member of the Advisory Board at the Mount Sinai Department of Medicine.

Based on the present principal employment and employment history of the Designees, which includes broad experience servicing the financial and real estate markets, BGC believes that each of the Designees is qualified to serve on the Board.

In addition, following the consummation of the Offer, certain of the Designees may resign from the GFI Board, and the GFI Board would then fill such vacancies, including with persons that do not serve on the board of directors of BGC or its affiliates.

INFORMATION CONCERNING THE DESIGNEES COLLECTIVELY

Ownership of Common Stock

As of February 9, 2015, Mr. Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, 17,120,464 Shares, of which 17,075,464 Shares are owned beneficially by the Purchaser and 45,000 Shares are owned beneficially by Cantor Fitzgerald & Co, an affiliate of the Purchaser. Such Shares beneficially owned by Mr. Lutnick represent approximately 13.4% of the outstanding Shares.

To the best of BGC’s knowledge, none of the other Designees and none of the associates of any Designee beneficially owns, directly or indirectly, any shares of Common Stock or other securities of GFI.

Absence of Material Proceedings

To the best of BGC’s knowledge, there are no material proceedings to which any Designee or any associate of the Designees is a party adverse to GFI or any of its subsidiaries, or in which any of the Designees or the associates of any Designee have a material interest adverse to GFI or any of its subsidiaries.

Absence of Family Relationships

To the best of BGC’s knowledge, none of the Designees has any family relationship with any director or executive officer of GFI.

Absence of Involvement in Certain Legal Proceedings

To the best of BGC’s knowledge, during the past ten years:

(a)	No petition under the Federal bankruptcy laws or any state insolvency law has been filed by or against, and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of, any Designee, or any partnership in which any Designee was a general partner at or within two years before the time of such filing, or any corporation or business association of which the Designee was an executive officer at or within two years before the time of such filing;

(b)	No Designee has been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(c)	No Designee has been the subject of any administrative or court order, judgment, decree or consent agreement, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining such person from, or otherwise limiting, the following activities:

(i)	acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the U.S. Commodity Futures Trading Commission (the “CFTC”), or an associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity; or

(ii)	engaging in any type of business practice or activity;

(d)	No Designee has been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (c)(i) above, or to be associated with persons engaged in any such activity;

(e)	No Designee has been found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state securities law, where the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended or vacated;

(f)	No Designee has been found by a court of competent jurisdiction in a civil action or by the CFTC to have violated any federal commodities law, where the judgment in such civil action or finding by the CFTC has not been subsequently reversed, suspended or vacated;

(g)	No Designee has been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

(i)	any federal or state securities or commodities law or regulation;

(ii)	any law or regulation respecting financial institutions or insurance companies, including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

(iii)	any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; and

(h)	No Designee has been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of:

(i)	any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act);

(ii)	any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act); or

(iii)	any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Related Party Transactions

To the best of BGC’s knowledge, no Designee, no associate of any Designee, nor any member of any of the foregoing’s immediate family is either a party to any transaction or series of transactions, whether indebtedness transactions or otherwise, since the beginning of GFI’s last fiscal year or has knowledge of any currently proposed transaction or series of proposed transactions (i) to which GFI was or is to be a party, (ii) in which the amount involved exceeds $120,000, and (iii) in which any Designee, any associate of any Designee or any member of his or her immediate family has, or will have, a direct or indirect material interest.

Section 16(a) Beneficial Ownership Reporting Compliance

To the best of BGC’s knowledge, none of the Designees has failed to file reports on a timely basis related to GFI that are required by Section 16(a) of the Exchange Act.

Independence

The shares of Common Stock are traded on the New York Stock Exchange (“NYSE”), subjecting GFI to the NYSE listing requirements. BGC believes that each of the Designees, other than Messrs. Lutnick, Merkel and Lynn would qualify as an “independent director” in accordance with the listing requirements of the NYSE. The NYSE independence definition consists of a series of objective tests, including that the director or the nominee for director is not an officer or employee of the Company and has not engaged in various types of business dealings with the Company. In addition, as required by NYSE rules, the Board will make a subjective determination with respect to each independent director that no relationships exist that, in the opinion of the Board, would interfere with the exercise of independent judgment by each such director in carrying out the responsibilities of that director.

Explanatory Note: The remaining information in this Information Statement is derived from the public filings of GFI Group Inc., and references to “we,” “us” and “our” are references to GFI Group Inc.

CERTAIN INFORMATION REGARDING OUR BOARD OF DIRECTORS

The following table sets forth information as to persons who currently serve as our directors as of February 9, 2015:

Name	Age	Position
Michael Gooch	55	Executive Chairman
Colin Heffron	51	Chief Executive Officer and Director
Marisa Cassoni	62	Lead Non-Executive Director; Chair of the Audit Committee; Co-Chair of the Board Credentialing and Corporate Governance Committee
Frank Fanzilli, Jr.	57	Director; Chair of the Risk Policy Committee
Richard Magee	71	Director; Chair of the Compensation Committee; Co-Chair of the Board Credentialing and Corporate Governance Committee

The information set forth below as to the directors has been furnished to us by the directors. Certain individual qualifications of our directors that contribute to the Board’s effectiveness are described in the following paragraphs.

Michael Gooch

Michael Gooch is the Executive Chairman of the Board, a position he has held since he founded our business in 1987. Until February 2013, Mr. Gooch was also the Company’s Chief Executive Officer. Prior to founding the Company, Mr. Gooch worked for the Refco Group, Bierbaum Martin, Harlow Meyer Savage, Citibank and Tullet & Riley. Mr. Gooch is also the President and controlling stockholder of Jersey Partners Inc. (“JPI”), the Company’s largest stockholder. Since December 2011, Mr. Gooch has also been a non-executive director of Bonds.com Group Inc. Mr. Gooch has over three decades of experience in the wholesale brokerage industry, including over twenty six years leading the Company. Mr. Gooch’s entrepreneurial insight and business acumen bring to the Board those qualifications that best position him to lead the Company in its strategic planning.

Colin Heffron

Colin Heffron, Director, joined the Board in November 2001 and has been the Company’s Chief Executive Officer since February 2013. Mr. Heffron is responsible for the general management of the Company and its business. In addition to the role of Chief Executive Officer, Mr. Heffron remains the Company’s President, a position he has held since February 2004. Mr. Heffron joined the Company in its New York office in 1988 as a broker of foreign currency options before moving to London to assist in the establishment of the Company’s London office. From 1991 until 1994, Mr. Heffron headed the Company’s global currency options business. From 1994 until 1997, Mr. Heffron ran the day-to-day operations of all of the Company’s U.K. businesses. From 1998 until February 2004, Mr. Heffron was head of all of the Company’s operations in EMEA and joint-head of the Company’s Asian operations. Mr. Heffron has extensive experience in the wholesale brokerage industry, with 26 years of experience at the Company. Having worked in both the Company’s U.S. and overseas offices in various capacities, Mr. Heffron has an intimate knowledge of the Company’s business. Mr. Heffron’s experience provides unique insight into the Company’s business and operations and aids in the Company’s strategic planning.

Marisa Cassoni

Marisa Cassoni, Lead Non-Executive Director, joined the Board in January 2005. Ms. Cassoni was the Finance Director of the John Lewis Partnership, a leading U.K. retailer, from June of 2006 to June 2012. From 2001 until 2005, Ms. Cassoni was the Group Finance Director of Royal Mail plc., a postal services company wholly-owned by the U.K. government. Ms. Cassoni had previously been Group Finance Director at Britannic Assurance plc from 1998 to 2001. From 1987 to 1998, she was an employee of the Prudential Corporation, becoming Group Finance Director of Prudential’s U.K. Division in 1994. Ms. Cassoni qualified as a Chartered Accountant while at Deloitte where she was employed from 1975 to 1986, becoming a Corporate Finance Manager in 1984. Ms. Cassoni is a non-executive director at Skipton Building Society and is the Chair of its audit committee and a member of its nominating committee. Ms. Cassoni is also a non-executive director of AO World, a U.K. quoted company, and is the Chair of its audit committee and a member of its remuneration committee. Ms. Cassoni is a former non-executive director of WSP Group plc, a U.K. quoted company, and of Severn Trent plc, a U.K. quoted utility company, where she served as a member of each company’s nomination, remuneration and audit committees. Ms. Cassoni was a member of the U.K. Accounting Standards Board and is a governor of the Peabody Trust and the Nuffield Trust, both charitable and not-for-profit organizations. Ms. Cassoni’s financial executive positions in various large companies have provided her with extensive experience in accounting, financial reporting and financial management. Her background, education, business experience and board service provide her with expertise in both finance and accounting and satisfies the SEC’s criteria as an Audit Committee Financial Expert. In addition, Ms. Cassoni’s extensive business experience in the U.K. provides the Board with insight and guidance when dealing with issues in a region where the Company has significant operations.

Frank Fanzilli, Jr.

Frank Fanzilli, Jr., Director, joined the Board in June 2009. Mr. Fanzilli was a Managing Director and the Chief Information Officer of Credit Suisse First Boston from 1996 to 2002. From 1984 until 1996, Mr. Fanzilli held various positions at Credit Suisse First Boston and, prior to that, at International Business Machines Corporation. Mr. Fanzilli is a non-executive director of CommVault Systems, Inc. where he is a member of the compensation committee. Mr. Fanzilli has also served as a non-executive director of InterWoven, PeopleSoft and Avaya. At InterWoven, Mr. Fanzilli served as chairman of the board, chairman of its strategy committee and as a member of its compensation committee, nominating and governance committee and audit committee from 2002 until the company’s acquisition by Autonomy in 2009. Similarly, Mr. Fanzilli served as a director for Avaya and PeopleSoft until their acquisitions in 2004 and 2006, respectively. Mr. Fanzilli has also served in various executive operational positions at large financial and technology companies, which provides him with vast experience and knowledge in information technology. As the Company’s business model involves the development and use of proprietary software for the financial markets, as well as the use of technologically advanced computer and communications equipment, Mr. Fanzilli’s background is well suited to assist the Board in information technology management. In addition, Mr. Fanzilli has held various public company directorships and brings that experience to the Board.

Richard Magee

Richard Magee, Director, joined the Board in January 2010. Mr. Magee was the Chairman of Tullett & Tokyo Forex International Limited, a wholesale brokerage firm, from 1992 to 1995. From 1971 to 1992, Mr. Magee held various positions at Tullett, including President of Tullet & Tokyo Forex in Japan and Managing Director in New York. Mr. Magee was also a member of the British Merchant Navy. From 1999 to 2005, Mr. Magee served as a non-executive director of Wilmington plc and was a member of the audit, remuneration and nominating committees. Mr. Magee is a non-executive director with extensive experience in the wholesale brokerage industry. Mr. Magee brings this valuable knowledge garnered from his many years of business experience to the Board. In addition, Mr. Magee has been an executive officer and has managed brokerage operations in Asia, an important region for the Company. These qualifications assist the Board in strategic planning and significant operational decisions.

ELECTION OF DIRECTORS

The Company’s Second Amended and Restated Certificate of Incorporation (as so amended and restated, the “Certificate of Incorporation”) provides that the Board shall be divided into three classes: Class I, Class II and Class III, with each class to consist, as nearly as possible, of one-third of the members of the Board. The Board has set the number of directors at five, with one Class II director and two directors in each of Class I and III. In accordance with the Company’s Certificate of Incorporation, the Board may determine to increase or decrease the number of directors in the future.

The affirmative vote of a plurality of the votes cast by holders of shares of Common Stock is required for the election of directors.

BOARD LEADERSHIP STRUCTURE

Mr. Gooch is our Executive Chairman of the Board and has held such position since he founded our business in 1987. Given his many years of experience and his intimate knowledge of the Company, Mr. Gooch is the director most familiar with the Company’s business and industry. Since Mr. Gooch is both Chairman of the Board and an executive officer of the Company, the Board created the position of Lead Non-Executive Director. In 2012, the non-executive directors of the Board appointed Marisa Cassoni as Lead Non-Executive Director. The Company’s non-executive directors meet for regularly scheduled executive sessions without management and the Lead Non-Executive Director serves as the Chair during those executive sessions. Additional information about the Board and its committees is set forth below.

INDEPENDENCE OF DIRECTORS

The Board has determined that each of the Company’s directors, other than Messrs. Gooch and Heffron, qualify as an “independent director” in accordance with the listing requirements of the NYSE. As discussed above, the NYSE independence definition consists of a series of objective tests, including that the director or the nominee for director is not an officer or employee of the Company and has not engaged in various types of business dealings with the Company. In addition, as further required by NYSE rules, the Board has made a subjective determination with respect to each independent director that no relationships exist that, in the opinion of the Board, would interfere with the exercise of independent judgment by each such director in carrying out the responsibilities of that director. In making these determinations, the Company has gathered and reviewed information provided by the individual directors with regard to each director’s business and personal activities, as they may relate to the Company and the Company’s management. Additionally, the Board has determined that each member of the Audit Committee and the Compensation Committee meets the heightened independence standards required for such committee members under the NYSE’s listing standards.

There is no family relationship between any directors, any executive officers or any director and executive officer of the Company.

STOCKHOLDER COMMUNICATIONS

Stockholders and other interested parties may send communications to one or more members of the Board by writing to such director(s) or to the whole Board in care of the Corporate Secretary, GFI Group Inc., 55 Water Street, 28th Floor, New York, New York 10041. Any such communications will be promptly distributed by the Secretary to such individual director(s) or to all directors if addressed to the whole Board.

BOARD MEETINGS

The Board held 8 meetings in 2013. During 2013, each current director attended 75% or more of the aggregate number of meetings of the Board and the Board Committees on which he or she served that were held during such director’s period of service.

The Company’s independent, non-executive directors have met in regularly scheduled executive sessions without management during 2013.

ATTENDANCE AT ANNUAL MEETINGS

The Board believes that it is important for its members to attend the Company’s annual meetings of stockholders and therefore the Board has adopted a policy encouraging all directors to attend annual meetings. All members of the Board attended the Company’s 2013 Annual Meeting.

BOARD COMMITTEES

The Board has established four committees: the Audit Committee, the Compensation Committee, the Board Credentialing and Corporate Governance Committee and the Risk Policy Committee (the “Board Committees”) that, with the exception of the Risk Policy Committee, consist solely of independent members of the Board. Mr. Heffron, our Chief Executive Officer, is a member of the Risk Policy Committee. The composition, purpose and responsibilities of each Board Committee are set forth below.

Audit Committee

The Audit Committee assists our Board in its oversight of our internal accounting controls and audit processes and our independent auditor. The Audit Committee has sole authority for the appointment, compensation and oversight of our independent auditor and approval of any significant non-audit relationship with our independent auditor. The Audit Committee is also responsible for preparing reports required by the rules promulgated by the SEC to be included in our proxy statements relating to annual meetings of stockholders. The Audit Committee is currently comprised of Marisa Cassoni, as Chair, Frank Fanzilli and Richard Magee. The Board has determined that each member of the Audit Committee is an “independent director” as defined in the NYSE Rules and that each meets the independence requirements contained in the rules promulgated under the Exchange Act. In addition, the Board has determined that all of the members of the Audit Committee meet the NYSE standards of financial sophistication and the SEC’s criteria of an “audit committee financial expert”. The Audit Committee held 12 meetings during fiscal 2013. The Audit Committee Report begins on page 41 of this Information Statement. The Audit Committee has a charter, a copy of which is available on our website at www.gfigroup.com.

Compensation Committee

The Compensation Committee assists our Board in its oversight of executive compensation, determines goals and objectives relevant to compensation and, based on input submitted by management, recommends to our Board compensation levels for our Board members and our executive officers that correspond to our goals and objectives. In addition, the Compensation Committee annually reviews and approves the corporate goals and objectives relevant to the compensation of the Company’s Chief Executive Officer, evaluates the performance of the Chief Executive Officer and recommends to the full Board for its determination the compensation of the Chief Executive Officer. The Compensation Committee also makes recommendations to the Board regarding incentive compensation plans and equity compensation plans. The Compensation Committee reviews and discusses with management the disclosure regarding executive compensation to be included in our proxy statements and issues a report containing its recommendation regarding the inclusion of the Company’s Compensation Discussion and Analysis. The Compensation Committee Report begins on page 27 of this Information Statement. The Compensation Committee is comprised of Richard Magee, as Chair, and Frank Fanzilli. The Board has determined that each member of the Compensation Committee is an “independent director” as defined in the NYSE Rules and satisfies the independence requirements contained in the rules promulgated under the Exchange Act. The Compensation Committee held 5 meetings during fiscal 2013. The Compensation Committee has a charter, a copy of which is available on our website at www.gfigroup.com.

Board Credentialing and Corporate Governance Committee

The Board Credentialing and Corporate Governance Committee is responsible for considering and recommending individuals to our Board to be nominated as directors and Board Committee members. Consideration of new Board candidates involves internal discussions, a review of a potential candidate’s qualifications, including the extent of the individual’s experience in business, education or his or her ability to bring a desired range of skills, perspectives and experience to the Board, and interviews with selected candidates.

While the Board Credentialing and Corporate Governance Committee does not have a written policy regarding diversity in identifying new director candidates, the Committee takes diversity into account in looking for the best available candidates to serve on the Board. The Committee looks to establish diversity on the Board through a number of demographics and experiences, including operational experience, skills, and viewpoints, all with a view toward identifying candidates that can assist the Board with its decision making. The Committee believes that the current Board reflects diversity in a number of these factors.

The Board Credentialing and Corporate Governance Committee will consider qualified director candidates identified by its members, by other members of the Board, by senior management and by stockholders. In addition, the Board Credentialing and Corporate Governance Committee may retain the services of outside search firms in order to identify potential candidates. A stockholder wishing to submit a proposal for a director candidate should follow the instructions set forth in the section below entitled “Submission of Stockholder Proposals for the 2015 Annual Meeting.” If properly submitted, the Board Credentialing and Corporate Governance Committee will evaluate any director candidate nominated by a stockholder in the same manner as any other director candidate.

The Board Credentialing and Corporate Governance Committee’s responsibilities also include developing and recommending to the Board a set of corporate governance guidelines and annually reviewing and recommending changes to the Company’s Code of Business Conduct and Ethics and its Code of Business Conduct and Ethics for senior financial officers. The Board Credentialing and Corporate Governance Committee is also responsible for annually evaluating the performance of our Board. The Board Credentialing and Corporate Governance Committee is comprised of Marisa Cassoni and Richard Magee. The Board has determined that each of Ms. Cassoni and Mr. Magee is an “independent director” as defined in the NYSE rules and that each meets the independence requirements contained in the rules promulgated under the Exchange Act. The Board Credentialing and Corporate Governance Committee held 4 meetings during fiscal 2013. The Board Credentialing and Corporate Governance Committee has a charter, a copy of which is available on our website at www.gfigroup.com.

Risk Policy Committee

The Risk Policy Committee assists our Board in setting policies and overseeing the management of our principal operational and business risks. The Risk Policy Committee reviews and recommends policies and procedures to the Board for the effective identification, measurement, monitoring and controlling of the Company’s credit, market, operational, investment, balance sheet and liquidity risks, among others. The Risk Policy Committee is comprised of Frank Fanzilli, as Chair, Marisa Cassoni and Colin Heffron. The Risk Policy Committee held 4 meetings during fiscal 2013.

BOARD EVALUATIONS

The Board and each of the Board Committees conducted a self-evaluation. Accordingly, each Board Committee compared its performance with the provisions of its charter, set forth its objectives for the upcoming year and if the Board Committee deemed it necessary or appropriate, recommended changes to the Board. Each Board Committee reported the results of its evaluation to the Board. Furthermore, the Board evaluated itself and its Board Committees to determine whether they are functioning effectively and to determine whether any modifications were necessary.

CODE OF ETHICS AND CORPORATE GOVERNANCE GUIDELINES

The Board has adopted a “Code of Business Conduct and Ethics for All Employees” and a “Code of Business Conduct and Ethics for Senior Financial Officers” that applies to the Company’s Chief Executive Officer, Chief Financial Officer and other senior employees of the Company’s finance department. The Board has also adopted a set of Corporate Governance Guidelines. Copies of these documents are available on the Company’s website at www.gfigroup.com. Any amendment or waiver of any provision of these codes for executive officers and directors may be granted only by the Board and any such amendment or waiver of the codes relating to such individuals will be disclosed by the Company on its website.

Additional information relating to corporate governance of the Company is also available on our website, including information concerning our directors, Board Committees, including the charters for each of our Board Committees, and our compliance procedures for accounting and auditing matters.

CERTAIN INFORMATION REGARDING OUR EXECUTIVE OFFICERS

In addition to Messrs. Gooch and Heffron, who are members of the Board and whose biographical information is set forth above, our executive officers as of December 31, 2013, their respective ages and positions and certain other information with respect to each of them are as follows:

Name	Age	Position
J. Christopher Giancarlo	54	Executive Vice President
Ronald Levi	52	Chief Operating Officer
James Peers	63	Chief Financial Officer

J. Christopher Giancarlo

J. Christopher Giancarlo, Executive Vice President, joined our Company in April 2001 following our acquisition of Fenics, where he structured strategic alliances with major investment banks. Prior to joining Fenics in 2000, Mr. Giancarlo was a corporate partner in the New York law firm of Brown Raysman Millstein Felder & Steiner, LLP from 1997 to 2000.

Ronald Levi

Ronald Levi, Chief Operating Officer, joined our Company in 1993 and became our Chief Operating Officer in May 2006. Prior to becoming Chief Operating Officer, Mr. Levi held the position of Managing Director since 2001. Prior to joining our Company, Mr. Levi was the Director of Fixed Income at Garban plc.

James Peers

James Peers, Chief Financial Officer, joined our Company in August 2002. Prior to joining our Company, Mr. Peers was a Senior Vice President at Bank One in Chicago from 1999 to 2001 where he held various positions, including Corporate Controller. He also was the Chief Financial Officer for Rabobank International in New York and a Senior Vice President—Corporate Development for Canadian Imperial Bank of Commerce in New York. Mr. Peers is a Certified Public Accountant and Chartered Accountant and was a partner at Ernst & Young where he spent 18 years working in their Toronto and Chicago offices.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

INTRODUCTION

In this section, we discuss certain aspects of our compensation policies as they apply to our principal executive officer, our principal financial officer, and our three other most highly-compensated executive officers in 2013. We refer to these five persons throughout as the “named executive officers.” For 2013, our Compensation Committee determined that, as of December 31, 2013, Messrs. Gooch, Heffron, Levi, Peers and Giancarlo were our named executive officers. Our discussion focuses on compensation and policies relating to the year ended December 31, 2013, which was our most recently completed fiscal year.

Effective February 14, 2013, Mr. Colin Heffron, our President since 2004, was promoted to Chief Executive Officer. In his role as Chief Executive Officer, Mr. Heffron will report to the Company’s Board of Directors and be responsible for the overall management of our business. The position of Chief Executive Officer was previously held by Mr. Gooch. Throughout this Information Statement, including the Compensation Discussion and Analysis, we refer to Mr. Gooch as our Executive Chairman and to Mr. Heffron as our Chief Executive Officer.

EXECUTIVE COMPENSATION PHILOSOPHY AND OBJECTIVES

Our executive compensation program is designed to drive and reward superior corporate performance on an annual basis and, through increasing stockholder value, over the long-term. We try to ensure that total compensation is internally equitable and externally competitive by meeting the following core objectives:

•	Performance Based: A substantial portion of the total compensation for each named executive officer is intended to be variable and delivered on a pay-for-performance basis, considered in light of general economic and specific company, industry and competitive conditions. We also believe that executive compensation should reflect achievement of Company goals established at the beginning of the fiscal year, as well as reflect specific achievements by such individuals over the course of the year.

•	Alignment with Stockholders: The executive compensation program is intended to increase executive stock ownership over time and align executive interests with the interests of stockholders.

•	Competitive: Due to the intensely competitive nature of the wholesale brokerage industry, we intend for our executive compensation program to be sufficiently aligned with industry practices so that we can continue to attract and retain the most talented and dedicated executives possible.

•	Flexible: The executive compensation program is designed to be flexible, as business conditions, competition for executives and stockholder expectations change and/or are modified.

•	Discourage Unnecessary or Excessive Risk Taking. The Company’s executive compensation program is intended to discourage our executive officers from taking risks that are unnecessary or excessive. The Company grants equity incentive awards to named executive officers that span only long-term time frames and the Compensation Committee uses broad discretion to determine awards in order to discourage executive officers from taking such risks.

Our named executive officers must possess knowledge and expertise in a broad range of over the counter and listed financial products and the ability to create, implement and deliver sophisticated trade execution and support technology solutions. Further, as we maintain a relatively flat organization, our named executive officers must have the ability and desire to manage tactical details, to effectively communicate to and lead broad teams of employees across all levels of the organization and they must be able to think strategically and broadly. Our business is particularly demanding on our senior executives and those who can flourish in this environment are not easily found due to the unique and distinct competencies that are required for success. Accordingly, because of the challenges presented by current business and regulatory conditions and the potential impact of these conditions on our ongoing operating results, the Compensation Committee believes that our ability to retain our current team of experienced named executive officers is critical to the Company’s success.

ROLE OF THE COMPENSATION COMMITTEE

The Compensation Committee establishes our compensation policies, provides guidance for the implementation of those policies and determines the amounts and elements of compensation for our named executive officers. The Compensation Committee’s function is more fully described in its charter, which has been approved by our Board. The charter is available for viewing or download on our corporate website at www.gfigroup.com under the Investor Relations—Corporate Governance caption.

The Board has determined that each member of the Compensation Committee is an “independent director” in accordance with The New York Stock Exchange listing standards, a “non-employee director” under the applicable SEC rules and regulations and an “outside director” under the applicable tax rules.

COMPETITIVE POSITIONING

We strive to maintain the highest levels of performance within our industry. To attain this high level of performance, we require the leadership and services of experienced managers with extensive knowledge of our markets, customers and employees. We believe that the pool of high-quality candidates who can provide effective leadership and strategic vision in our industry, and who can drive the performance of a significant area of our business, is smaller than the sum of our leadership needs and those of our competitors, resulting in significant competition for available executives. We therefore consider our named executive officers to be a valuable resource. Therefore, we believe that it is imperative that our compensation packages for our named executive officers remain attractive and competitive in comparison to other firms in our industry.

We believe that information regarding pay practices at other firms in our industry, when available, is useful in two respects. First, as discussed above, we recognize that our pay practices must be competitive in our marketplace because we directly compete with the companies in our peer group to hire executive talent. By understanding the compensation practices and levels of the Company’s peer group, the Company enhances its ability to attract and retain a highly skilled and motivated executive leadership team, which is fundamental to the Company’s operations and the delivery of value to stockholders. Second, this marketplace information is one of the many factors we consider in assessing the reasonableness of compensation, particularly for our Executive Chairman, Chief Executive Officer and Chief Operating Officer.

The Compensation Committee therefore reviews the publicly available pay data with respect to other companies in the institutional intermediation industry, including other wholesale brokers such as BGC, Compagnie Financière Tradition SA, ICAP plc and Tullett Prebon plc. The Compensation Committee does not use this pay data to base, justify or provide a framework for its compensation decisions or otherwise benchmark or target a precise pay level relative to the collected market data. Rather, this data is one of the factors used to establish competitive compensation levels for each named executive officer. For 2013, the Compensation Committee reviewed comparative pay data collected from publicly available sources by the Company and did not retain any external consultants in support of this review.

COMPOSITION OF COMPENSATION FOR NAMED EXECUTIVE OFFICERS

The key components of our named executive officer compensation program are base salary, annual cash incentive compensation and long-term equity compensation. In addition, our named executive officers have the opportunity to participate in our Company-wide benefit plans and to receive certain personal benefits, as described below.

Pay Elements—Overview

We utilized four main components of compensation for our named executive officers for 2013:

•	base salary that reflects the particular individual’s role and responsibilities, experience, expertise;

•	annual variable cash performance awards pursuant to our 2008 Senior Executive Annual Bonus Plan (the “2008 Annual Bonus Plan”) that are designed to fluctuate upwards or downwards, as appropriate, with individual and corporate performance;

•	long-term incentives, which, in 2013, consisted of grants of restricted stock units (“RSUs”) pursuant to our Amended and Restated GFI Group Inc. 2008 Equity Incentive Plan (“2008 Equity Plan”); and

•	benefits and perquisites, including those offered to all employees, such as healthcare benefits and life insurance; and additional benefits, such as transportation and housing, which we believe assist our executive officers in performing their duties.

In addition to the foregoing elements, we have entered into employment agreements with our named executive officers, other than our Executive Chairman, that provide for certain payments and benefits in the event of certain terminations of their employment or a change in control of the Company. See “Potential Payments Upon Termination or Change-In-Control” for additional detail on potential payments under specific events of termination or upon a change of control.

Base Salary

The purpose of base salary is to provide a set amount of cash compensation for each named executive officer that is not variable in nature and is generally competitive with market practices. Base salaries for our named executive officers are reviewed and approved annually by the Compensation Committee. When setting base salaries, the Compensation Committee considers the executive’s role and responsibilities, the recommendations of our Executive Chairman and Chief Executive Officer, any existing contractual commitments set forth in the employment agreements of the executive and external competitive demands. Consistent with industry practice and our pay-for-performance objective, the base salary for each named executive officer has generally accounted for less than half of their overall compensation. In 2013, as a result of lower variable cash performance awards and lower long-term incentives, the base salaries paid to our named executive officers (excluding Mr. Gooch) ranged from approximately 32% to 53% of their total compensation for the year (which includes base salary paid during 2013, cash performance awards paid in the first quarter of 2014 and the dollar value of any long-term incentive compensation granted in the first quarter of 2014). In 2013, Mr. Gooch elected not to receive a cash bonus and his long-term incentive compensation was reduced for 2013. As a result, Mr. Gooch’s base salary was approximately 76% of his total compensation in 2013.

The Compensation Committee generally has not adjusted the base salaries for our named executive officers following their annual review unless an executive has been appointed to a new position or taken new responsibilities or, if the Compensation Committee deems it necessary to remain competitive in the wholesale brokerage industry. The base salaries of our named executive officers for 2013 were unchanged from 2012.

Annual and Long Term Incentive Compensation

2008 Senior Executive Annual Bonus Plan. Section 162(m) of the Internal Revenue Code of 1986 (the “Code”) generally prohibits any publicly-held corporation from taking a federal income tax deduction for compensation paid in excess of $1 million in any taxable year to the principal executive officer and the three highest compensated executive officers (other than the Chief Financial Officer) employed on the last day of the taxable year whose compensation is required to be disclosed to stockholders under SEC rules, unless the plan and awards pursuant to which any portion of the compensation is paid meet certain requirements.

To ensure the tax deductibility of any performance-based cash or equity compensation awarded to our named executive officers (other than our Chief Financial Officer) in 2013, the Compensation Committee adopted the 2008 Annual Bonus Plan, which was re-approved by stockholders at the 2013 Annual Meeting. The 2008 Annual Bonus Plan was structured in a manner intended to qualify any performance-based cash or equity compensation awarded to our named executive officers as “performance-based compensation” eligible for deduction under Section 162(m) of the Code.

The 2008 Annual Bonus Plan is administered by the Compensation Committee and provides a significant portion of the total compensation paid to our named executive officers. The 2008 Annual Bonus Plan provides for payments of cash and equity bonuses to our executive officers and the executive officers of our subsidiaries and is designed to reward our named executive officers for their contributions toward the business and operations of our Company. The maximum amount of compensation that may be paid under the 2008 Annual Bonus Plan to any participant for any single year is $7,000,000. Awards pursuant to the 2008 Annual Bonus Plan may be based upon the satisfaction of performance goals established by the Compensation Committee. Performance goals may, in the Compensation Committee’s discretion, be based on any performance criterion provided for in the 2008 Annual Bonus Plan, either alone or in any combination, and any cash bonus awards paid to named executed officers are contingent upon employment with the Company through the payment date.

Annual equity grants to our named executive officers are made pursuant to the 2008 Equity Plan. This plan is administered by the Compensation Committee and permits the grant of non-qualified stock options, stock appreciation rights, restricted shares, RSUs and performance units. Since January 2005, we have granted only RSUs to our named executive officers under the Company’s equity incentive plans. Generally, grants to named executive officers vest over time, typically one-third each year over a three-year period and, in each case, are subject to the terms and conditions of a separate grant agreement with the named executive officer. However, the Compensation Committee has occasionally used a different vesting schedule in circumstances where the award is intended to facilitate greater retention of a key employee or to recognize exceptional performance.

2013 Bonus Program. For 2013, the Compensation Committee established an incentive bonus pool for our executive officers pursuant to the 2008 Annual Bonus Plan. The terms and conditions of the bonus pool, including the performance criteria, were set forth in the 2013 Officer Bonus Program (the “2013 Bonus Program”), which was adopted by the Compensation Committee on February 6, 2013. Pursuant to the 2013 Bonus Program, the amount of the total bonus pool for 2013 was determined by taking a pre-determined formula based on the Company’s results of operations for calendar year 2013. Each executive officer participating in the 2013 Bonus Program was also limited to receiving a pre-determined maximum individual percentage of the total bonus pool. Following the completion of the performance period, the Compensation Committee determined that the performance criteria were met by the Company and certified the same before any bonus was actually paid. The 2013 Bonus Program gave the Compensation Committee the right, in its sole discretion, to reduce the amount to be paid based upon the Compensation Committee’s assessment of the participant’s individual performance or for any other reason. The 2013 Bonus Program did not permit the Compensation Committee to increase a bonus payment above the objectively-determined amount.

Pursuant to the 2013 Bonus Program, the bonus pool accrual under the 2013 Bonus Program (in which our named executive officers other than our Chief Financial Officer participated) was equal to the greater of 15% of adjusted EBITDA, 30% of adjusted net income and 2% of adjusted revenues for 2013, provided that the Company reached one of the following performance goals: (i) adjusted EBITDA for 2013 equal to or in excess of $100.0 million, (ii) adjusted net income for 2013 equal to or in excess of $20.0 million or (iii) adjusted revenue for 2013 equal to or in excess of $700.0 million. There was no minimum guaranteed accrual under the 2013 Bonus Program. The general objective of this formula was to align executive bonuses with growth in revenues and net income, which ultimately correlate to earnings per share. The Company exceeded both the adjusted EBITDA and adjusted net revenue performance goals pursuant to the 2013 Bonus Program.

The maximum amount that could be earned from the bonus pool by the named executive officers who participated in the 2013 Bonus Program was established as a percentage of the total bonus pool and was determined based on the named executive officer’s role, responsibilities, and expertise; comparable pay levels for peers within the Company, and in other companies for similar positions; the level of competition that exists within the market for a given position; and the named executive officer’s ability to contribute to our results of operations and/or realization of our on-going strategic initiatives. The percentage of the bonus pool that could be earned by Mr. Gooch was 30%, the percentage for Mr. Heffron was 26%, the percentage for Mr. Levi was 24% and the percentage for Mr. Giancarlo was 10%. Any amount of the bonus pool not paid to the named executive officers reverted to the general funds of the Company.

In 2013, we did not set individual financial performance goals for the named executive officers for achievement of incentive compensation, and there were no specific quantitative individual-level financial goals used to determine compensation. However, the Compensation Committee was apprised of the overall individual performance for each of the named executive officers by the Executive Chairman and the Chief Executive Officer. The Compensation Committee, in turn, assessed the performance of the Executive Chairman and the Chief Executive Officer and considered the individual performance of each named executive officer when determining their actual level of cash and equity bonus award.

The actual level of cash and equity bonus awards for each of the named executive officers was determined in the context of our financial performance in 2013, each officer’s individual efforts and accomplishments and, to a lesser extent, comparative market data. Following the conclusion of 2013, as discussed below, the Compensation Committee determined the maximum amount that could be paid to each named executive officer and exercised its discretion to pay each executive an amount that was lower than the maximum amount permitted.

The Company’s Executive Chairman, Chief Executive Officer, Chief Operating Officer, and Executive Vice President comprise the four individuals who participated in the Company’s 2013 Bonus Program. The Compensation Committee designated these officers as participants in the 2013 Bonus Program based on its determination that such executive officers could be “covered employees” subject to deduction limits under Section 162(m) of the Code for 2013. A chief financial officer is not a “covered employee” for purposes of the deduction limits under Section 162(m) of the Code under current tax rules and thus our Chief Financial Officer was not included as a participant in the 2013 Bonus Program. Despite his exclusion from the 2013 Bonus Program, our Chief Financial Officer’s incentive opportunities and actual bonus pay determinations remain subject to the Compensation Committee’s discretion but are based on the same goals and metrics as the other named executive officers.

Compensation Committee Determinations and Relevant Factors. The table below shows the actual payout amounts for each of the named executive officers who participated in the 2013 Bonus Program in relation to the maximum they were allowed to receive under the 2013 Bonus Program. While $16.3 million was permitted under the funding formula for the 2013 Bonus Program, the Compensation Committee reduced these potential payouts to an aggregate of $3.1 million (including the grant date value of the RSUs granted in the first quarter of 2014). A detailed discussion of the actual bonus payments awarded to each named executive officer, including the Chief Financial Officer, appears later in this section.

Limitations by Position or Title	Maximum Percentage(1)	Maximum Amount	Actual Bonus Paid(2)
Executive Chairman	30%	$5,400,000	$312,318
Chief Executive Officer	26%	$4,700,000	$1,301,320
Chief Operating Officer	24%	$4,400,000	$1,175,437
Executive Vice President	10%	$1,800,000	$350,000
Total	90%	$16,300,000	$3,139,075

(1)	The total maximum percentage reflected is less than 100% because our former General Counsel, who was designated as a participant in the 2013 Bonus Program, resigned effective February 7, 2014, and as such, was not eligible to receive a cash bonus or equity award under the 2013 Bonus Program.
(2)	Including the grant date fair value of RSUs related to the 2013 Bonus Program the Company granted on March 31, 2014, which is based on the closing price-per-share on the grant date. The fair value was computed in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification 718, Compensation—Stock Compensation (“ASC 718”), disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions.

The Compensation Committee believes that the allocation of the bonus pool among our named executive officers for 2013 was appropriate based upon the individual information and market data it reviewed. When determining the amount of bonus and incentive compensation to be paid for 2013, the Compensation Committee reviewed and considered the following information:

•	A self-evaluation of each of the Executive Chairman and the Chief Executive Officer, as well as feedback from the full Board, gathered by the Chair of the Compensation Committee, regarding the performance of the Executive Chairman and Chief Executive Officer for 2013;

•	The Executive Chairman’s and Chief Executive Officer’s review and evaluation of each other named executive officer, addressing individual performance and the results of operations of the business areas and departments for which such executive had responsibility;

•	The financial performance of the Company and other companies in the wholesale brokerage industry with which we compete, including (i) the relative total stockholder return and price to earnings ratio of the Company and our competitors and (ii) the revenues, earnings per share and contribution margin achieved by the Company in 2013;

•	The Company’s success in attaining key operating objectives, such as growth or maintenance of market position, development of new products, technologies and offices, compliance with new regulations, completing and integrating acquisitions, meeting established goals for revenues, earnings before interest, taxes, depreciation and amortization (“EBITDA”) and net income and maintenance of, and development of new, customer relationships;

•	The employment agreement of our Chief Operating Officer, which provides that the aggregate gross compensation paid to him, including but not limited to base salary, discretionary bonus and the grant date value of any equity grants, shall not be less than $2.7 million during each calendar year of the term of the employment agreement, subject to the Company achieving the Section 162(m) goals applicable to other named executive officers of the Company for the applicable calendar year;

•	Total compensation, as well as each element of compensation, paid to the named executive officers for the current and prior two years; and

•	Total proposed compensation, as well as each element of proposed compensation, for 2013, taking into account the recommendations of the Executive Chairman and the Chief Executive Officer.

For the 2013 fiscal year, the Compensation Committee had to balance our 2013 operating results, which were impacted by the challenging economic, market and regulatory conditions that were prevalent in the over-the-counter derivative and other financial markets in which we provide our services, with the accomplishment of certain qualitative corporate and individual strategic goals and initiatives. In addition, the Compensation Committee remained focused on retention and motivation of the executive management team as they believe that continuity in leadership is critical during these challenging market and regulatory conditions. The factors below influenced the total amount of cash bonus and annual RSU grants approved by the Compensation Committee for our named executive officers:

•	The Company’s total net revenues decreased from $787.0 million in 2012 to $747.0 million in 2013. Net loss and diluted loss per share increased from $10.0 million and $0.09, respectively in 2012 to $20.0 million and $0.17, respectively in 2013. In addition, the Company generated $87.4 million in non-GAAP cash earnings for the year-ended December 31, 2013. A reconciliation of this non-GAAP financial measure to GAAP is included in Appendix A. In particular, in determining the Executive Chairman’s and the Chief Executive Officer’s bonus for 2013, the Compensation Committee focused on these indicators of corporate financial performance;

•	The Company’s stock price increased by approximately 20.7% during 2013;

•	Individual performance level against the named executive officer’s job description, quality of work and management and motivation of employees, as well as contributions toward the Company’s achievement of strategic goals and financial and operating results;

•	The significant role of our named executive officers during 2013 in: (i) managing the Company’s revenue base despite low trading volumes in many of the Company’s product areas; (ii) obtaining regulatory approval from the Commodity Futures Trading Commission and launching the operations of the Company’s swap execution facility; (iii) leading the Company’s cost reduction efforts, including reducing headcount, rationalizing the front and back office cost structure and building more flexibility into our compensation arrangements; (iv) managing our broad and complex international operations, including additional regulatory, tax and personnel matters; (v) recruiting, managing and retaining the Company’s senior management team and key producers; (vi) successfully managing through elevated business and counterparty risks during the year; and (vii) continuing to selectively seek areas to expand the Company’s business;

•	The Company’s continuing development and strategic deployment of technology services and products during 2013, including the increased usage of the Company’s proprietary electronic trade execution capabilities across a significant range of geographical regions and asset classes, the increase in the number of matching sessions globally and the increase in revenues from the Company’s leading Trayport® and Fenics® product suites;

•	Maintaining the Company’s leadership within the wholesale brokerage industry on legislation relating to the regulation of the OTC derivatives markets and actively preparing the Company to meet all regulatory requirements, including pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the E.U. Markets in Financial Instruments Directive (MiFID);

•	The Executive Chairman’s and Chief Executive Officer’s recommendations regarding the bonus for each of the other named executive officers, such officer’s compensation in the prior year, the progression of the officer’s compensation, responsibilities and performance during the last three years and any applicable bonus guarantees in such executive’s employment agreement;

•	The pay practices of the Company’s competitors; and

•	Retention, continuity and motivation of leadership.

Taking into account all of the information described above, the Compensation Committee evaluated the performance of our Executive Chairman, our Chief Executive Officer and each other named executive officer and approved the following 2013 cash bonus and annual equity incentive compensation for our named executive officers:

Name	Cash	RSUs(1)	Total ($)
Michael Gooch	—	$312,318 (87,977 units)	$312,318
Colin Heffron	—	$1,301,320 (366,569 units)	$1,301,320
James Peers	$400,000	$177,056 (49,875 units)	$577,056
Ron Levi	$600,000	$575,437 (162,095 units)	$1,175,437
J. Christopher Giancarlo	$350,000	—	$350,000

(1)	Represents the dollar value, as of March 31, 2014, of the RSUs approved by the Compensation Committee as part of the named executive officer’s annual incentive compensation for 2013. The RSUs were granted on March 31, 2014. The methodology for converting the dollar value into a number of RSUs is described below. The RSUs referenced in the table will be reportable in next year’s Summary Compensation Table in accordance with SEC regulations provided that the executive is a named executive officer.

Form of Payment. Consistent with our compensation philosophy, the Compensation Committee generally intends that annual incentive compensation for all of our named executive officers consist of a cash bonus and an annual grant of equity compensation. As in prior years, the Compensation Committee provided that each of our named executive officers could elect to receive their bonus entirely in RSUs and, to the extent that any named executive officer made such an election, the total number of RSUs granted to such officer would be increased by 15%. The Compensation Committee believes that giving our named executive officers the opportunity to elect to receive their annual bonus entirely in RSUs that vest over three years is appropriate because the Compensation Committee believes that any named executive officer who makes such an election will be further motivated to adopt a long-term perspective that aligns with their equity holdings. Each of our Executive Chairman and Chief Executive Officer elected to receive their annual incentive compensation for 2013 entirely in RSUs. Subject to the Compensation Committee’s decision to allow all or some of our named executive officers to make a similar election in future years, it is the Compensation Committee’s intention that all named executive officers be paid with a combination of cash and equity incentive compensation going forward.

As the chart below illustrates, the aggregate amount of cash bonus payments for the named executive officers for 2013 was increased by 20% from 2012. Mr. Giancarlo’s 2013 bonus was the same as in 2012, but was paid entirely in cash, which is the primary reason for the increase in cash bonus payments. The equity component set forth in the table above represented between 0% to 100% of the total annual incentive compensation and 0% to 64% of total compensation (including, for this purpose, base salary) and was paid out entirely in RSUs under the 2008 Equity Plan. A summary of cash bonuses awarded to our continuing named executive officers for 2012 and 2013 is as follows:

Name	Cash Bonus Payments		Year-over-Year Percentage Change
	2012	2013
Michael Gooch	—	—	—
Colin Heffron	—	—	—
James Peers	$325,000	$400,000	23%
Ron Levi	$600,000	$600,000	—
J. Christopher Giancarlo	$200,000	$350,000	75%
Total Paid	$1,125,000	$1,350,000	20%

In compliance with our share-based awards granting policy, the RSUs were granted on March 31, 2014 and approximately 33% of those RSUs will vest on each of the first and second anniversaries and 34% on the third anniversary of the date of grant, subject to the terms and conditions of the applicable award agreements. In light of the election of each of our Executive Chairman and Chief Executive Officer to receive their annual incentive compensation entirely in RSUs for 2013, the Compensation Committee determined the number of RSUs granted to our Executive Chairman and Chief Executive Officer by dividing the total dollar value designated by the Compensation Committee to be paid to the officer in RSUs by 85% of the average of the closing prices of our Common Stock over the first two-week period in the month of March 2014 (which was $3.41). The number of RSUs granted to our other executive officers was determined by dividing the total dollar value designated by the Compensation Committee to be paid to the officer in RSUs by the average of the closing prices of our Common Stock over the first two-week period in the month of March 2014 (which was $4.01).

Other Compensation

Historically, we have provided certain of our named executive officers with perquisites and other personal benefits that we believe are reasonable. We do not view perquisites as a significant element of our comprehensive compensation structure, but do believe they can be useful in attracting, motivating and retaining the executive talent for which we compete, especially for executives who perform services abroad as expatriates. However, we do not generally provide pension arrangements, post-retirement health coverage or similar benefits to our executive officers or employees. The primary perquisites we provide are housing subsidies, insurance premiums, and transportation. The Company maintains corporate apartments that are available for use by employees, including our named executive officers, for business purposes, including when traveling for business or as temporary housing in the case of relocation. During 2013, Mr. Levi received housing and tuition subsidies while he was performing duties for the Company abroad. In addition, we provide Mr. Heffron with the use of a car and a driver for business purposes, which may be used by him from time to time for personal transportation. We believe that these additional benefits assist our executives in performing their duties and provide them with time efficiencies and security. All present and future practices regarding perquisites and other personal benefits for our named executive officers will be subject to periodic review by our Compensation Committee. For a discussion of potential severance payments to our named executive officers, see the section titled “Potential Payments upon Termination or Change-in-Control” contained herein.

We offer medical, dental, life insurance and short-term disability to all employees on a non-discriminatory basis. We provided each of our executive officers with a group personal excess liability policy that generally provides between $10 million and $25 million of additional liability protection for which the premiums were less than $6,500 for each officer.

OTHER GUIDELINES AND PROCEDURES AFFECTING COMPENSATION FOR NAMED EXECUTIVE OFFICERS

Share-Based Compensation—Procedures Regarding Compensation Committee Approval and Delegation of Authority. The Compensation Committee approves all grants of stock-based compensation to our Executive Chairman, our Chief Executive Officer and all of our other named executive officers who are subject to Section 16(b) of the Exchange Act.

For 2013, the Compensation Committee delegated to Michael Gooch, our Executive Chairman, and Colin Heffron, our Chief Executive Officer, the authority to make and approve specific awards to employees, other than those who are executive officers, from a pre-determined pool of equity based awards. While the Compensation Committee may delegate specific grant-making authority to our Executive Chairman and our Chief Executive Officer except with respect to the senior officers described above, the Compensation Committee reviews such grants and oversees the administration of the program. For 2013, the Compensation Committee approved a pool of RSUs to be available for grant to non-executive officers with a dollar value (measured as of each applicable grant date) not to exceed $30.0 million. For 2014, the Compensation Committee has approved a pool of RSUs with a dollar value (measured as of each applicable grant date) not to exceed $30.0 million, which will be available for grant only to non-executive officers.

Share-Based Compensation—Procedures Regarding Timing and Pricing of Awards. It is the policy of the Company and the Compensation Committee that all grants of share-based awards to our named executive officers must be appropriately authorized, calculated, approved and granted. Our policy is to make grants of equity-based compensation only at current market prices or based on pre-determined average prices for a fixed period preceding the grant date. It is also our policy to make grants only on the last day of a month. With regard to annual grants to our named executive officers that form part of their annual incentive compensation, it is our policy to make such grants on the last day of the month in which any annual cash bonus is paid to the executive.

Our granting policy is designed to make stock awards in a manner such that they will not be influenced by scheduled releases of information. We do not otherwise time or plan the release of material, non-public information for the purpose of affecting the value of executive compensation. Similarly, we do not set the grant date of awards to new executives in coordination with the release of material non-public information and, instead, these grants, like all other grants, have grant dates corresponding to the last day of the month in which such grant was approved.

We follow the same procedures regarding the timing of grants to our named executive officers as we do for all other employees.

Share-Based Compensation—Procedures Regarding Trading. It is the policy of the Company that officers, directors and employees, including named executive officers, be prohibited from purchasing or selling Company stock while such person is in possession of material non-public information about us. Pursuant to our insider trading policy, trades by officers, directors and employees are prohibited during certain blackout periods, and approval by the office of the General Counsel is required prior to any trade by such person. In addition, officers, directors and employees are prohibited from engaging in certain speculative trading activities with regard to Company stock, such as short sales of Company stock, transactions in derivatives of Company stock, short-term trading of Company stock, or the purchase of Company stock on margin.

Role of Executive Officers and External Consultants in Determining Executive Compensation. The Compensation Committee oversees the administration of executive compensation plans, including the design, performance objectives and award opportunities for the executive incentive programs, and certain employee benefits. The Compensation Committee has the authority to determine and approve all compensation and awards to our Executive Chairman and our Chief Executive Officer. The Compensation Committee makes recommendations to the full Board with regard to the compensation and awards for all other members of our Global Strategy Committee who are not “covered employees” subject to deduction limits under Section 162(m) of the Code. Our Executive Chairman, Chief Executive Officer and Chief Financial Officer assist the Compensation Committee in making their recommendations with regard to the compensation and awards for the members of our Global Strategy Committee. For 2013, both of the Executive Chairman and the Chief Executive Officer reviewed, evaluated and discussed the performance of each member of our Global Strategy Committee with the Compensation Committee and provided his own recommendations regarding the bonus and incentive compensation to be paid to each such executive. As previously discussed, the Compensation Committee also approves the size of the pool of stock-based awards to be granted to other employees, but delegates to our Executive Chairman and Chief Executive Officer the authority to make and approve specific awards to employees other than executive officers. Executive officers do not otherwise determine or make recommendations regarding the amount or form of executive or director compensation.

In determining total compensation and allocating the elements of total compensation for our named executive officers, individually and as a group, the Compensation Committee may be periodically assisted by an external consultant retained by the Compensation Committee. However, during 2013, the Compensation Committee did not retain or use any external consultants.

Equity Compensation Retention Guidelines. The Compensation Committee has adopted an Equity Compensation Retention Guideline for our executive officers, including our named executive officers, to help ensure they maintain an economic stake in the Company. The guidelines provide that all executive officers with retained equity compensation holdings with a market value of greater than $500,000 cannot sell more than 30% of the vested shares they received from the lapse of RSUs or the exercise of stock options in any single quarter. The guidelines provide that the Chief Executive Officer can exercise his discretion to allow an exception to these guidelines in exceptional circumstances where an executive has a particular need for portfolio diversification or liquidity.

The Role of Shareholder Say-on-Pay Votes. At the 2011 annual meeting, the Company provided its shareholders with the opportunity to cast a non-binding advisory vote on the compensation of our named executive officers (a “say-on-pay proposal”). A substantial majority (approximately 80%) of the votes cast on the say-on-pay proposal at that meeting were voted in favor of the proposal. The Compensation Committee believes this affirmed our stockholder’s support of the Company’s approach to executive compensation. The Compensation Committee has not materially changed its executive compensation program as a result of the outcome of the say-on-pay vote at the 2011 annual meeting. In addition, at the 2011 annual meeting, approximately 60% of the votes cast were in favor of holding an advisory vote on executive compensation every three years. The Compensation Committee reviewed these results and determined that our shareholders should vote on a say-on-pay proposal every three years. Accordingly, one of the matters for our 2014 annual meeting was a say-on-pay proposal for our stockholders to consider. A substantial majority (approximately 82%) of the votes cast on the say-on-pay proposal at that meeting were voted in favor of the proposal. The Compensation Committee values the voice of our stockholders and will continue to consider the outcome of the Company’s say-on-pay votes when making future compensation decisions for our named executive officers.

Risk Analysis of Compensation Policies. The Compensation Committee has reviewed our overall compensation policies and practices to determine whether those policies and practices are reasonably likely to have a material adverse effect on us, as well as whether such policies and practices create appropriate incentives. In conducting its analysis, the Compensation Committee considered each element of our overall compensation program and believes that the mix and design of the elements of our employee compensation program does not motivate imprudent risk taking since it encourages employees to remain focused on both the short-term and long-term goals of the Company. Accordingly, the Compensation Committee concluded that our overall compensation policies and practices are not likely to have a material adverse effect on us.

TAX AND ACCOUNTING CONSIDERATIONS

Tax Deductibility. It is the Compensation Committee’s intent that all incentive payments be deductible unless maintaining such deductibility would undermine our ability to meet our primary compensation objectives or is otherwise not in our best interest. Section 162(m) of the Code imposes limits on the amount of compensation paid to named executive officers (other than chief financial officers) that can be deductible in any particular year unless such compensation is eligible for deduction under Section 162(m) of the Code. At this time, all compensation paid to our named executive officers is intended to be deductible under Section 162(m) of the Code.

Excise Taxes on Parachute Payments. We consider the tax effects of various forms of compensation and the potential for excise taxes to be imposed on our named executive officers, which might have the effect of frustrating the purpose(s) of such compensation. Sections 280G and 4999 of the Code provide, respectively, that any “excess parachute payments” made in connection with a change-in-control of the Company will be nondeductible by the Company and will result in a 20% excise tax to the recipient. Each of our named executive officers, other than Mr. Gooch, have employment agreements that provide for the payment of benefits if their employment is terminated in certain circumstances following a change-in-control. We may also enter into a similar agreement with Mr. Gooch in the future. In the event that any of our named executive officers were to receive an “excess parachute payment” under their existing employment agreements, such agreements do not provide for any tax protection for them in the form of a gross-up payment.

Deferred Compensation. Amounts that are deferred or which become vested under our nonqualified deferred compensation programs after December 31, 2004 are subject to Section 409A of the Code, which imposes restrictions on the timing of elections to defer income, and the time and form of payment of deferred compensation. Failure to comply with Section 409A of the Code results in accelerated income inclusion for the recipient of deferred compensation, as well as a 20% additional tax and additional interest penalties. We believe that our plans and employment agreements that are subject to Section 409A of the Code comply with Section 409A of the Code.

Accounting. In making decisions about executive compensation, the Compensation Committee also considers how various elements of compensation will affect our financial reporting. For example, we consider the impact of ASC 718, which requires the Company to recognize compensation expense relating to equity awards (including RSUs) based upon the grant date fair value of those awards.

ARRANGEMENTS WITH CURRENT EXECUTIVE OFFICERS AND DIRECTORS OF GFI

Shares Held by Non-Employee Directors and Executive Officers of GFI

As a group, the non-employee directors and executive officers of GFI beneficially owned an aggregate of approximately 49,420,882 Shares as of September 30, 2014, excluding any Shares issuable upon settlement of RSUs held by such individuals. If GFI’s non-employee directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, then they would receive the same $5.25 per Share price being offered to all other GFI stockholders in connection with the Offer. If the non-employee directors and executive officers were to tender all of the 49,420,882 Shares owned by them for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser for $5.25 per Share, then the non-employee directors and executive officers would collectively receive an aggregate amount of approximately $259,459,631 in cash. To the knowledge of GFI after making reasonable inquiry, none of GFI’s non-employee directors or executive officers or any affiliate or subsidiary of GFI currently intends to tender in the Offer or sell any Shares that such person or entity holds of record or beneficially owns. For a description of the treatment of RSUs held by the non-employee directors and executive officers of GFI, see below under the heading “Equity-Based Awards Held by Non-Employee Directors and Executive Officers of GFI.”

The following table sets forth, as of September 30, 2014, the cash consideration that each non-employee director and executive officer would be entitled to receive in respect of his or her outstanding Shares if such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Number of Shares	Consideration Payable in Respect of Shares
Michael Gooch(1)(2)	46,806,417	$245,733,689
Colin Heffron(3)	1,307,985	$6,866,921
Ronald Levi	812,952	$4,267,998
James Peers(4)	187,759	$985,735
Marisa Cassoni	181,436	$952,539
Frank Fanzilli	76,268	$400,407
Richard Magee	36,391	$191,053
Thomas Cancro	11,674	$61,289
All executive officers and directors as a group	49,420,882	$259,459,631

(1)	Includes all Shares beneficially owned by the entities affiliated with JPI as described in footnote (2) below. Mr. Gooch controls the voting and disposition of these Shares through his ownership of approximately 70% of the outstanding shares of common stock of JPI. Also includes 54,336 Shares which are held for the benefit of Mr. Gooch’s former wife, 1,320 Shares which are owned by Mr. Gooch’s children and 42,104 Shares which are held by the Gooch Investment Trust. Mr. Gooch disclaims beneficial ownership with respect to these Shares.
(2)	Includes 46,464,240 Shares held directly by JPI and its wholly-owned subsidiaries.
(3)	Does not include any of the Shares owned by JPI. Mr. Heffron owns approximately 5% of the outstanding shares of common stock of JPI.
(4)	Does not include 154,928 Shares that were issuable upon the vesting of RSUs for which Mr. Peers has previously deferred receipt.

Equity-Based Awards Held by Non-Employee Directors and Executive Officers of GFI

As of September 30, 2014, the non-employee directors and executive officers of GFI held 1,802,003 RSUs. Upon a change in control of GFI, the Compensation Committee of the Board may, but is not obligated to, accelerate the vesting of the RSUs, replace the RSUs with substitute awards of a surviving corporation, or replace the RSUs with a cash incentive program that preserves the value of the awards so replaced. For purposes of valuing the amount of benefits that could be realized by the non-employee directors and executive officers in respect of such awards in connection with the Offer, the discussion below assumes that vesting of any unvested RSUs held by non-employee directors and executive officers will be accelerated in connection with the Offer, and that the non-employee directors and executive officers will receive the same $5.25 per Share price being offered to all other GFI stockholders in connection with the Offer. No non-employee director or executive officer of GFI presently holds options or other forms of equity or equity-based awards.

•	RSUs Held by Non-Employee Directors. This discussion assumes that each RSU held by GFI’s non-employee directors immediately before the consummation of the Offer will be accelerated in connection with the Offer and converted into Shares, and that the non-employee directors will be entitled to receive $5.25 per Share in respect of such Shares. As of September 30, 2014, Messrs. Fanzilli and Magee and Ms. Cassoni, the current non-employee directors of GFI, held 17,249, 12,449 and 42,576 RSUs, respectively. Based on the per Share price to be paid in the Offer of $5.25 per Share, the value of such RSUs for each of Messrs. Fanzilli and Magee and Ms. Cassoni was $90,557, $65,357, and $223,524, respectively.

•	RSUs Held by Executive Officers. The vesting of RSUs held by GFI’s executive officers will not accelerate in connection with the Offer unless so determined by the Compensation Committee of the Board or as otherwise provided in an individual employment or service agreement. This discussion assumes that each RSU held by GFI’s executive officers immediately before the consummation of the Offer will be accelerated in connection with the Offer and converted into Shares, and that the executive officers will be entitled to receive $5.25 per Share in respect of such Shares. As of September 30, 2014, Messrs. Gooch, Heffron, Peers, Levi and Cancro, the current executive officers of GFI, held 210,321, 856,104, 254,564, 379,058 and 29,502 RSUs, respectively. Based on the per Share price to be paid in the Offer of $5.25 per Share, the value of such RSUs for each of Messrs. Gooch, Heffron, Peers, Levi and Cancro was $1,104,185, $4,494,546, $1,336,461, $1,990,055 and $154,886, respectively.

Potential Severance Benefits Under Executive Officer Employment Agreements

GFI is party to employment agreements with Messrs. Heffron, Peers and Levi pursuant to which the executive officers will be entitled to certain severance benefits upon a qualifying termination of employment (a termination without cause by the employer or for good reason by the executive, as those terms are defined in their respective agreements) following the consummation of the Offer where the “Minimum Tender Condition,” as defined in the Offer to Purchase, has been met.

Mr. Heffron. Upon a qualifying termination of employment, Mr. Heffron would be entitled to (i) accrued but unpaid base salary and expenses with respect to the period prior to termination, (ii) any unpaid bonus for the prior year that has been declared earned, and (iii) a lump sum cash payment equal to (a) two times the sum of Mr. Heffron’s annual base salary (three times his annual base salary in the event the termination occurs within one year following the consummation of the Offer where the Minimum Tender Condition has been met) plus (b) two times the average annual bonus earned during the two most recently completed fiscal years. Mr. Heffron is also entitled to payment for the cost of premiums for continued medical coverage for two years following termination. Finally, any unvested RSUs or stock options that are subject to vesting based solely on Mr. Heffron’s continued employment will immediately vest and, if applicable, become exercisable and generally remain exercisable for three months following termination. Assuming Mr. Heffron experienced a qualifying employment termination on September 30, 2014 and that the Offer had already been consummated without the Minimum Tender Condition having been waived, he would have been entitled to receive a cash payment of approximately $4,856,024, which is comprised of a lump sum payment of three times Mr. Heffron’s annual base salary, plus two times the average annual bonus earned during the two most recently completed fiscal years. In addition, Mr. Heffron would also have been entitled to continuation of health coverage for two years, with an approximate value of $40,881 based on the cost of such benefits during 2014. Mr. Heffron’s agreement requires that, during the term of his employment and for a period of 24 months following his termination, he abide by certain non-competition and employee/customer non-solicitation covenants. Mr. Heffron’s agreement also provides that in the event any payments constitute parachute payments within the meaning of Section 280G of the Code and will be subject to an excise tax under Section 4999 of the Code, Mr. Heffron’s severance payments will be provided in full or to such lesser extent which would result in no portion being subject to such excise tax, whichever results in Mr. Heffron receiving the greatest amount of severance benefits on an after-tax basis.

Mr. Peers. If Mr. Peers is terminated without cause, he is entitled to receive continued salary payments for a period of up to six months, less any portion of such period in which he is not required to work, and an amount in lieu of discretionary bonus equal to (x) such bonus, if any, paid for the fiscal year immediately preceding the year in which employment is terminated, multiplied by (y) a fraction, the numerator of which is the number of days of employment during the fiscal year in which employment is terminated and the denominator of which is 365. Assuming Mr. Peers’ employment was terminated without cause on September 30, 2014, Mr. Peers would have been entitled to receive approximately $250,000 in base salary continuation (assuming he were required to work during the entire period) and approximately $430,025 in lieu of a discretionary bonus. Mr. Peers’ agreement also provides him with the following severance benefits if he were to terminate his employment for good reason within six months following the consummation of the Offer where the Minimum Tender Condition has been met: a lump sum payment in an amount equal to twelve months base salary (with an approximate value of $500,000 assuming a termination on September 30, 2014); the cost of continued health and dental insurance coverage for six months or, if earlier, until he secures new employment (with an approximate value of $10,220 based on the cost of such benefits during 2014 and assuming a termination on September 30, 2014); all employee or incentive stock options granted to him which are outstanding and unvested on the date of termination of employment will become fully vested and such stock options will continue to be exercisable at any time within the one year period following the date of termination (Mr. Peers presently holds no such options); and an amount in lieu of discretionary bonus equal to (x) such bonus, if any, paid for the fiscal year immediately preceding the year in which such employment is terminated, multiplied by (y) a fraction, the numerator of which is the number of days of employment during the fiscal year in which employment is terminated and the denominator of which is 365 (with an approximate value of $430,025 assuming a termination on September 30, 2014). Mr. Peers’ agreement provides that the payment of severance benefits is conditioned upon the execution and non-revocation of a release of claims. Mr. Peers’ agreement requires that, during the term of his employment and for a period of twelve months following his termination, he abide by certain non-competition, nondisclosure and employee/customer non-solicitation covenants, and that, during the term of his employment and for a period of nine months following his termination, he abide by certain non-competition covenants (subject to reduction by any number of weeks that Mr. Peers is placed on leave in advance of his termination).

Mr. Levi. Upon a qualifying termination of employment, Mr. Levi would be entitled to (i) accrued but unpaid base salary and expenses with respect to the period prior to termination, (ii) any unpaid bonus for the prior year that has been declared earned, and (iii) a lump sum cash payment equal to certain guaranteed compensation not yet paid if the incentive compensation goals applicable to other executive officers for the twelve month period that includes the date of termination are achieved. Mr. Levi is also entitled to payment of the cost of premiums for continued medical coverage for twelve months following termination. Finally, any unvested RSUs or stock options that are subject to vesting based solely on Mr. Levi’s continued employment shall immediately vest and, if applicable, become exercisable and generally remain exercisable for three months following termination. Mr. Levi’s agreement does not provide for any additional severance payments in the event his employment is terminated following the Offer. Assuming Mr. Levi experienced a qualifying termination on September 30, 2014, he would have been entitled to receive a cash payment of approximately $2,600,000, which represents the amount of guaranteed compensation that he had not yet received on that date. In addition, Mr. Levi would also have been entitled to continuation of health coverage for one year, with an approximate value of $59,205 based on the cost of such benefits during 2014. Mr. Levi’s agreement provides that the payment of severance benefits is conditioned upon the execution and non-revocation of a release of claims. Mr. Levi’s agreement requires that, during the term of his employment and for a period of twelve months following his termination, he abide by certain non-competition and employee/customer non-solicitation covenants.

Special Committee Compensation

As compensation for services rendered in connection with serving on the special committee of the Board, Messrs. Fanzilli and Magee and Ms. Cassoni each received a fee of $75,000.

Resignation and Appointment of Executive Officers

On June 4, 2014, Christopher Giancarlo provided notice to GFI of his intention to resign from his position as Executive Vice President in connection with his confirmation by the United States Senate to serve as a Commissioner of the Commodities Futures Trading Commission. The resignation became effective on June 10, 2014.

COMPENSATION COMMITTEE REPORT

The Compensation Committee reviewed and discussed the Compensation Discussion and Analysis included in this Information Statement with management. Based upon such review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the proxy statement filed with the SEC in connection with the 2014 annual meeting of GFI stockholders.

Submitted by the Compensation Committee of the Board:

Richard Magee, Chair

Frank Fanzilli

SUMMARY COMPENSATION TABLE

The following table provides certain summary information concerning all compensation earned for the years ended December 31, 2013, 2012 and 2011 by our Chief Executive Officer, our Chief Financial Officer and the three most highly compensated executive officers of the Company (other than the Chief Executive Officer and Chief Financial Officer) serving as of December 31, 2013 (collectively, the “named executive officers”). All dollar amounts are in U.S. dollars.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
Michael Gooch	2013	925,000	—	349,130	21,804	1,295,934
Executive Chairman	2012	925,000	—	578,461	128,055	1,631,516
	2011	912,500	—	1,248,755	206,829	2,368,084
Colin Heffron	2013	700,000	—	1,454,704	139,215	2,293,919
Chief Executive Officer	2012	700,000	—	2,186,583	124,847	3,011,430
	2011	700,000	—	2,622,388	131,797	3,454,185
James Peers	2013	400,000	400,000	148,226	45,732	993,958
Chief Financial Officer	2012	400,000	325,000	221,468	62,907	1,009,375
	2011	391,667	450,000	265,327	35,036	1,142,030
Ronald Levi	2013	600,000	600,000	642,309	337,548	2,179,857
Chief Operating Officer	2012	600,000	600,000	974,449	385,069	2,559,518
	2011	600,000	900,000	1,167,441	361,990	3,029,431
J. Christopher Giancarlo	2013	400,000	350,000	148,226	3,470	901,696
Executive Vice President	2012	400,000	200,000	196,859	3,297	800,156
	2011	400,000	250,000	212,261	3,241	865,502

(1)	Represents the base salary paid to such named executive officer for 2013, 2012 and 2011, respectively.
(2)	Represents the cash portion of the annual incentive compensation paid to such named executive officer for 2013, 2012 and 2011, respectively, which amounts were paid in the first quarter of the following year.
(3)

The amounts set forth in the Stock Awards column represent the aggregate grant date fair value of RSUs granted to the named executive officers by the Company in each year referenced in the table above, as computed in accordance with ASC 718, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions based on the closing price-per-share of Common Stock on the grant date as reported on the NYSE. These grants comprise part of such named executive officer’s annual incentive compensation for the calendar year prior to the year in which such grant was made, as discussed in the Compensation Discussion and Analysis, above. These grants were made on March 31, 2011, March 31, 2012 and March 31, 2013 and do not include any awards made in 2014 as part of the 2013 Bonus Program. For further information on our accounting for share-based compensation, including the assumptions used, see notes 2 and 12 to the Consolidated Financial Statements included in our Form 10-K filed with the SEC for the year ended December 31, 2013.

(4)	The chart and footnotes below describe the benefits and perquisites for 2013 contained in the “All Other Compensation” column above.

Name	Insurance(a) ($)	Automobile and Driver(b) ($)	Housing Expenses(c) ($)	Tuition(d) ($)	Other ($)		Total ($)
Michael Gooch	6,274	—	15,530	—	—		21,804
Colin Heffron	5,434	133,781	—	—	—		139,215
James Peers	3,470	—	—	—	42,262	(e)	45,732
Ronald Levi	3,470	—	302,597	22,800	8,681	(f)	337,548
J. Christopher Giancarlo	3,470	—	—	—	—		3,470

(a)	We offer term life insurance to all U.S. employees in an amount equal to two times total compensation up to a maximum benefit of $1.5 million and in the U.K. equal to four times base salary up to a maximum benefit of 549,600 GBP. The premium cost for this coverage is paid by the Company. In addition, during 2013, the Company paid the premiums for certain excess liability insurance for each of the named executive officers.
(b)	Mr. Heffron is provided with the use of a dedicated car and driver. Although the Company provides this benefit to enhance the security and efficiency of travel for Mr. Heffron, SEC rules require that costs of commuting and other use not directly and integrally related to our business be disclosed as compensation to the executive. The amount reported above is the portion of the annual lease valuation or depreciation, if applicable, annual driver compensation, fuel, maintenance and parking allocated to commuting or other personal use.
(c)	Represents amounts paid for housing expenses while a named executive officer was performing duties for the Company abroad or for certain incidental use of corporate housing.
(d)	Represents amounts paid for tuition for the schooling of children of a named executive officer while such officer was performing duties for the Company abroad.
(e)	Represents amounts paid to Mr. Peers in 2013 for dividends he would have received on shares from vested RSUs for which he deferred receipt.
(f)	Represents amounts paid for certain travel expenses of family members of the named executive officer and certain professional tax advisory fees.

GRANT OF PLAN-BASED AWARDS

The following table provides information regarding the grants of plan-based awards made to the named executive officers during the year ended December 31, 2013.

Name	Grant Date(1)	Approval Date(2)	All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	Grant Date Fair Value(4)
Michael Gooch	3/31/2013	2/26/2013	104,530	$349,130
Colin Heffron	3/31/2013	2/26/2013	435,540	$1,454,704
James Peers	3/31/2013	2/26/2013	44,379	$148,226
Ronald Levi	3/31/2013	2/26/2013	192,308	$642,309
J. Christopher Giancarlo	3/31/2013	2/26/2013	44,379	$148,226

(1)	Pursuant to the Company’s policies, the grant date for any award is the last day of the month in which any annual cash bonus is paid to the named executive officer.
(2)	Represents the date that the Compensation Committee approved the dollar value of the share-based compensation component of such named executive officers annual incentive compensation.
(3)	Represents RSUs granted in 2013 to such named executive officers as the share-based compensation component of such named executive officers annual incentive compensation for 2012. The manner in which the Company determines the number of RSUs that are granted is discussed in detail in this Information Statement under the “Compensation Discussion and Analysis.”
(4)	Represents the fair value computed in accordance with ASC 718 as of the grant date, disregarding for this purpose the estimate of the forfeitures related to service-based vesting conditions, which was $3.34, the closing stock price of our Common Stock on March 28, 2013, the last trading day before the grant date. For further information on our accounting for share-based compensation, including the assumptions used, see notes 2 and 12 to the Consolidated Financial Statements included in our Form 10-K filed with the SEC for the year ended December 31, 2013.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table sets forth certain information concerning equity awards held by our named executive officers that were outstanding as of December 31, 2013.

	Option Awards					Stock Awards
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Michael Gooch	—	—	—	—	—	292,185	1,142,443
Colin Heffron	2/1/2004	42,108	—	2.97	2/1/2014	—	—
	2/1/2004	52,632	—	5.25	2/1/2014	—	—
	—	—	—	—	—	1,002,783	3,920,882
James Peers	—	—	—	—	—	101,815	398,097
Ronald Levi	—	—	—	—	—	445,017	1,740,016
J. Christopher Giancarlo	—	—	—	—	—	93,835	366,895

(1)	As of December 31, 2013, the unvested RSUs for each of our named executive officers were due to vest on the following dates:

Mr. Gooch	A) a 2011 grant with 84,578 RSUs that vested on March 31, 2014;

B) a 2012 grant with 50,769 RSUs that vested on March 31, 2014 and 52,308 RSUs that will vest on March 31, 2015; and

C) a 2013 grant with 34,494 RSUs that vested on March 31, 2014, 34,495 RSUs that will vest on March 31, 2015, and 35,541 RSUs that will vest on March 31, 2016.

Mr. Heffron	A) a 2011 grant with 177,612 RSUs that vested on March 31, 2014;

B) a 2012 grant with 191,908 RSUs that vested on March 31, 2014 and 197,723 RSUs that will vest on March 31, 2015; and

C) a 2013 grant with 143,728 RSUs that vested on March 31, 2014, 143,728 RSUs that will vest on March 31, 2015, and 148,084 RSUs that will vest on March 31, 2016.

Mr. Peers	A) a 2011 grant with 17,971 RSUs that vested on March 31, 2014;

B) a 2012 grant with 19,437 RSUs that vested on March 31, 2014, and 20,027 RSUs that will vest on March 31, 2015; and

C) a 2013 grant with 14,645 RSUs that vested on March 31, 2014, 14,645 RSUs that will vest on March 31, 2015, and 15,089 RSUs that will vest on March 31, 2016.

Mr. Levi	A) a 2011 grant with 79,070 RSUs that vested on March 31, 2014;

B) a 2012 grant with 85,523 RSUs that vested on March 31, 2014, and 88,116 RSUs that will vest on March 31, 2015; and

C) a 2013 grant with 63,461 RSUs that vested on March 31, 2014, 63,462 RSUs that will vest on March 31, 2015, and 65,385 RSUs that will vest on March 31, 2016.

Mr. Giancarlo	A) a 2011 grant with 14,377 RSUs that vested on March 31, 2014;

B) a 2012 grant with 17,277 RSUs that vested on March 31, 2014 and 17,802 RSUs that will vest on March 31, 2015; and

C) a 2013 grant with 14,645 RSUs that vested on March 31, 2014, 14,645 RSUs that will vest on March 31, 2015, and 15,089 RSUs that will vest on March 31, 2016.

(2)	Based on the closing market price of our Common Stock on December 31, 2013 of $3.91 per share.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth certain information concerning options exercised and RSUs that vested during the year ended December 31, 2013.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)(1)	Value Realized on Exercise ($)(1)(2)	Number of Shares Acquired on Vesting (#)(1)		Value Realized on Vesting ($)(1)(3)
Michael Gooch	—	—	132,858		443,746
Colin Heffron	—	—	487,683		1,628,861
James Peers	—	—	81,436	(4)	271,996
Ronald Levi	210,528	187,833	292,510		976,983
J. Christopher Giancarlo	112,000	121,857	39,963		133,476

(1)	Amount represents the number of shares of Common Stock and the value realized upon exercise/vesting before any tax withholding due to such exercise/vesting.
(2)	We computed the dollar amount realized upon exercise by multiplying the number of shares of stock exercised by the difference between the market value of the underlying shares on the exercise date and the exercise price of the options.
(3)	We computed the aggregate dollar amount realized upon vesting by multiplying the number of shares of stock by the market value of the underlying shares on the vesting date.
(4)	Mr. Peers deferred the receipt of 44,557 of these shares until September 1, 2015.

NON-QUALIFIED DEFERRED COMPENSATION

The Company permits employees, on an individual basis, to elect to defer the receipt of Common Stock deliverable upon the vesting of RSUs. If elected, the number of shares of Common Stock otherwise deliverable to such employee on the vesting date will be delivered at a future date selected by such employee. Therefore, the value of the deferred compensation under this election ultimately depends on the value of the Company’s Common Stock. The following table sets forth information as of December 31, 2013 with respect to the dollar value of certain shares of Common Stock issuable upon the vesting of RSUs for which our named executive officers have elected to defer receipt upon vesting.

Name	Executive Contributions During 2013(1)	Aggregate Earnings in Last Fiscal Year(2)	Aggregate Withdrawals/ Distributions(3)	Aggregate Balance at December 31, 2013(4)
James Peers	$148,820	$190,114	$(71,943)	$1,054,852

(1)	The amount reported in this column represents the value of certain RSUs deferred by Mr. Peers on March 31, 2013, the vesting date of such RSUs, which was $3.34, the closing market price of our Common Stock on such date. Other outstanding grants of RSUs are not reported in this table because they are not yet vested. If payment in respect of RSUs is deferred beyond the vesting date, such awards will be disclosed in this table at that time.
(2)	The amount reported in this column represents the product of the number of deferred RSUs and the difference between the closing market price of our Common Stock on December 31, 2013 of $3.91 per share and (i) for deferred RSU’s that have vested prior to 2013, the closing market price of our Common Stock on December 31, 2012 ($3.24) and (ii) for RSU’s that vested on March 31, 2013, the closing market price of our Common Stock on March 31, 2013 ($3.34).
(3)	The amount reported in this column represents the value of 5,920, 5,921, and 6,100 RSUs that were due to vest on March 31, 2009, 2010 and 2011, respectively. Mr. Peers deferred receipt of these RSUs until September 1, 2013.
(4)	These vested and undelivered RSUs were previously reported in the Summary Compensation Table as follows: 23,880, 114,855 and 131,048 RSUs for the fiscal years ending December 31, 2006, 2009 and 2010, respectively.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

We have entered into certain agreements with our named executive officers and maintain certain plans that may require us to provide compensation to such executives in the event of a qualifying termination of their employment or a change-in-control of the Company. To receive severance benefits following a change-in-control, the employment agreements with our named executive officers specify that there must be two triggering events, a change-in-control of the Company and a subsequent termination of the executive officer’s employment without cause or by the named executive officer for good reason. Such triggering events were designed to achieve the Company’s dual interest in retention and minimizing the potential cost to the Company of a change-in-control. The double-trigger ensures that we will become obligated to make payments under the change-in-control provisions contained in the employment agreements of certain of our named executive officers only if their employment actually terminates as a result of the change-in-control. In addition, the Company has agreed to pay a stay bonus (as described below) to Mr. Giancarlo that is intended to ensure the Company has the benefit of his continued service in the period leading up to a change-in-control and for a period of six months following such change-in-control.

Disability Agreement with Executive Chairman. On December 30, 2004, we entered into an agreement (the “Disability Agreement”) regarding our obligations to Mr. Gooch, our Executive Chairman, if he is terminated following a permanent disability. “Permanent disability” is defined as Mr. Gooch’s physical or mental illness, disability or impairment that prevents Mr. Gooch from continuing the performance of his normal duties and responsibilities for a period in excess of six consecutive months. A written determination of two qualified physicians shall be conclusive evidence of whether a “permanent disability” has occurred.

This agreement provides that if Mr. Gooch is terminated due to his “permanent disability” then he (or his personal representative, as the case may be) shall be entitled to receive the following benefits:

•	salary and bonus continuation for the three year period following the termination date, at a rate equal to the rate of his base salary and bonus for the last full fiscal year immediately preceding such termination (including the cash value of any equity awards in such year), and

•	coverage under our medical, dental and life insurance plans for the three year period following the termination date on the same terms as such plans are made available to our most senior salaried officers generally.

Assuming Mr. Gooch’s employment was terminated as of December 31, 2013 by reason of a “permanent disability”, as defined in the Disability Agreement, Mr. Gooch would have been entitled to receive approximately $3,822,390 in salary and bonus continuation. In addition, the continuation of insurance, described above, would be valued at approximately $62,593 based on the historical cost of such benefits during 2013.

Employment Agreement with Chief Executive Officer. We entered into an employment agreement with Mr. Heffron, our Chief Executive Officer, on April 30, 2007. This agreement continues until December 31, 2014, unless earlier terminated in accordance with its terms, and automatically renews for one-year periods unless the parties deliver notice of their desire not to renew for a subsequent term. Pursuant to the terms of this agreement, Mr. Heffron is entitled to an annual base salary of $700,000 and a discretionary bonus as may be determined by the Compensation Committee. In addition, Mr. Heffron will be entitled to certain fringe benefits, for which the Company, in its discretion, shall not have to pay in excess of $110,000 per year.

The agreement also provides for severance payments to Mr. Heffron in the event that (i) his employment is terminated by the Company for any reason other than for “cause” or (ii) Mr. Heffron terminates his employment with the Company (a) for “good reason” or (b) following notice from the Company that his agreement will not be renewed following the end of the term. The terms “cause” and “good reason” are defined in the agreement. The severance amount in these situations will include (i) accrued but unpaid base salary and expenses with respect to the period prior to termination, (ii) any unpaid bonus for the prior year, if any, that the Company has declared earned, and (iii) a cash payment equal to (a) two times the sum of Mr. Heffron’s annual base salary (three times annual base salary in the event the termination occurs within one year following a change-in-control, as defined in the agreement) plus (b) two times the average annual bonus earned during the two most recently completed fiscal years. The Company will also pay for the cost of the premiums for continued medical coverage for Mr. Heffron under the Company’s medical plans for two years following termination. Finally, any RSUs or stock options that have been granted to Mr. Heffron that are subject to vesting based solely on Mr. Heffron’s continued employment that are then unvested shall immediately vest upon such a termination and, if applicable, become exercisable and shall generally remain exercisable for a period of three months following the date of termination.

This agreement also provides for severance payments to Mr. Heffron in the event that his employment is terminated by the Company by reason of his death or disability. The term “disability” is defined in the agreement. The severance amount following termination by reason of death or disability includes (i) a cash payment equal to Mr. Heffron’s annual bonus from the prior year pro-rated based on the number of days Mr. Heffron was employed in the year of such termination, (ii) accrued but unpaid base salary and expenses with respect to the period prior to termination, and (iii) any unpaid bonus for the prior year, if any, that the Company has declared earned. The Company will also pay for the cost of the premiums for continued medical coverage for Mr. Heffron under the Company’s medical plans for two years following termination.

This agreement also contains post-termination restrictions on certain competitive activities. During the term of his employment and for a period of up to twenty-four months following his termination of employment, Mr. Heffron is subject to both a non-competition and non-solicitation (of customers and Company employees) covenant.

Assuming Mr. Heffron’s employment was terminated as of December 31, 2013, (i) without “cause”, as defined in the employment agreement, (ii) by Mr. Heffron for “good reason” as defined in the employment agreement, or (iii) following notice from the Company that his contract will not be renewed following the end of the term, Mr. Heffron would have been entitled to receive approximately $5,041,287, which is comprised of a lump sum payment of two times Mr. Heffron’s annual base salary, plus two times the average annual bonus earned during the two most recently completed fiscal years. In the case such termination occurred within one year following a change-in-control, Mr. Heffron would have been entitled to receive approximately $5,741,287, which is comprised of a lump sum payment of three times Mr. Heffron’s annual base salary, plus two times the average annual bonus earned during the two most recently completed fiscal years. In addition, Mr. Heffron would also be entitled to continuation of health coverage for two years, as described above, which would be valued at approximately $38,129 based on the historical cost of such benefits during 2013. Finally, 1,002,783 RSUs held by Mr. Heffron that were unvested as of December 31, 2013 would have become vested and all vested stock options would generally remain exercisable for a period of three months following termination. The value of these RSUs based on the closing price of our Common Stock on December 31, 2013 would have been $3,920,882.

Assuming Mr. Heffron’s employment was terminated by the Company as of December 31, 2013 by reason of his death or disability, Mr. Heffron would be entitled to receive approximately $1,454,704, which is comprised of a cash payment equal to Mr. Heffron’s annual bonus from the prior year pro-rated based on the number of days Mr. Heffron had been employed in the year of such termination. Such amount would also include any accrued but unpaid base salary and expenses. Mr. Heffron would also be entitled to continuation of health coverage for two years, as described above, which would be valued at approximately $38,129 based on the historical cost of such benefits during 2013.

Employment Agreement with Chief Financial Officer. We entered into an employment agreement with Mr. Peers, our Chief Financial Officer, on November 18, 2002. This agreement has an indefinite term, subject to termination of the agreement by either party upon six months’ notice. Mr. Peers is currently paid an annual salary of $500,000 and his employment agreement provides for continued participation in all compensation and benefit plans.

Mr. Peers’ employment agreement provides for the payment of benefits if we terminate his employment without “cause”, as defined in the agreement. Upon such termination, Mr. Peers would be entitled to receive:

•	a salary continuation benefit for a period of up to six months, which would be reduced by any portion of the notice period in which he is not requested to work and

•	an amount in lieu of discretionary bonus equal to (x) such bonus, if any, paid for the fiscal year immediately preceding the year in which employment is terminated, multiplied by (y) a fraction, the numerator of which is the number of days of employment during the fiscal year in which employment was terminated, and the denominator of which is 365.

This agreement also provides that, upon resignation with “good reason” within six months following a “change-in-control,” Mr. Peers will generally be entitled to receive the following benefits:

•	a lump sum payment in an amount equal to twelve months base salary, minus applicable withholdings and deductions;

•	the cost of maintaining health and dental insurance coverage for the earlier of six months after the termination of employment or until he secures new employment;

•	all employee or incentive stock options granted to him which are outstanding and unvested on the date of termination of employment will become fully vested and such stock options will continue to be exercisable at any time within the one year period following the date of termination; and

•	an amount in lieu of discretionary bonus equal to (x) such bonus, if any, paid for the fiscal year immediately preceding the year in which such employment is terminated, multiplied by (y) a fraction, the numerator of which is the number of days of employment during the fiscal year in which employment was terminated, and the denominator of which is 365.

The terms “good reason” and “change-in-control” are defined in the agreement.

This agreement also provides for severance payments to Mr. Peers in the event that his employment is terminated by the Company by reason of his death or disability. The term “disability” is defined in the agreement. The severance amount following termination by reason of death or disability includes (i) a cash payment equal to Mr. Peers’ annual bonus from the prior year pro-rated based on the number of days Mr. Peers was employed in the year of such termination, (ii) any accrued but unpaid base salary and expenses with respect to the period prior to termination, and (iii) any unpaid bonus for the prior year, if any, that the Company has declared earned.

The agreement requires Mr. Peers to abide by restrictive covenants relating to non-competition, non-solicitation and non-disclosure during his employment and for specified periods following termination of employment.

Assuming Mr. Peers’ employment was terminated as of December 31, 2013, without “cause”, as defined in the agreement, and without any notice period during which Mr. Peers did not work, Mr. Peers would have been entitled to receive approximately $200,000 in base salary continuation. In addition, Mr. Peers would have been entitled to a payment of $473,226 in lieu of a discretionary bonus, which is comprised of a cash payment equal to Mr. Peers’ annual bonus from the prior year pro-rated based on the number of days Mr. Peers had been employed in the year of such termination.

Assuming Mr. Peers resigned for “good reason” as of December 31, 2013 following a “change-in-control” in the prior six months, Mr. Peers would have been entitled to a lump sum payment of $873,226, which is comprised of the lump sum payment of twelve months base salary and the payment in lieu of a discretionary bonus described above. In addition, the continuation of insurance for six months, described above, would be valued at approximately $9,532 based on the historical cost of such benefits during 2013. Mr. Peers does not currently have any stock options outstanding.

Assuming Mr. Peers’ employment was terminated by the Company as of December 31, 2013 by reason of his death or disability, Mr. Peers would be entitled to receive approximately $473,226, which is comprised of a cash payment equal to Mr. Peers’ annual bonus from the prior year pro-rated based on the number of days Mr. Peers had been employed in the year of such termination. Such amount would also include any accrued but unpaid base salary and expenses.

Employment Agreement with Chief Operating Officer. We entered into an employment agreement with Mr. Levi, our Chief Operating Officer, on August 20, 2008, as amended on December 31, 2008 and March 30, 2009. This agreement, as amended, continues until July 31, 2014, unless earlier terminated in accordance with its terms, and automatically renews for one-year periods unless the parties deliver notice of their desire not to renew for a subsequent term. Pursuant to the terms of this agreement, Mr. Levi is entitled to an annual base salary of $600,000 and a discretionary bonus as may be determined by the Compensation Committee, provided that Mr. Levi’s total compensation, including equity grants, shall not be less than $2,700,000 during each calendar-year period during the term, pro-rated for any partial calendar years during the term. The amount of such guaranteed compensation is contingent upon the Company achieving certain predetermined objective performance criteria. Mr. Levi has waived payment of this guarantee in each of 2011, 2012 and 2013. In addition, Mr. Levi is entitled to certain fringe benefits, not to exceed $400,000 per year.

The agreement also provides for severance payments to Mr. Levi in the event that (i) his employment is terminated by the Company for any reason other than for “cause” or (ii) Mr. Levi terminates his employment with the Company for “good reason”. The terms “cause” and “good reason” are defined in the agreement. The severance amount in these situations will include (i) accrued but unpaid base salary and expenses with respect to the period prior to termination, (ii) any unpaid bonus for the prior year, if any, that the Company has declared earned, and (iii) a cash payment equal to the remaining guaranteed compensation, if any, payable under the agreement if the Section 162(m) goals applicable to other executive officers of the Company for the twelve month period that includes the date of termination are achieved. The Company will also pay for the cost of the premiums for continued medical coverage for Mr. Levi under the Company’s medical plans for twelve months following termination. Finally, any RSUs or stock options that have been granted to Mr. Levi that are subject to vesting based solely on Mr. Levi’s continued employment that are then unvested shall immediately vest upon such a termination and, if applicable, become exercisable and shall generally remain exercisable for a period of three months following the date of termination. Mr. Levi’s agreement does not provide for any additional severance payments in the event his employment is terminated following a change-in-control.

This agreement also provides for severance payments to Mr. Levi in the event that his employment is terminated by the Company by reason of his death or disability. The term “disability” is defined in the agreement. The severance amount following termination by reason of death or disability includes (i) a cash payment equal to a pro-rated portion of the guaranteed compensation payable for the year in which such termination occurs based on the number of days Mr. Levi has been employed in the year of such termination, (ii) any accrued but unpaid base salary and expenses with respect to the period prior to termination, and (iii) any unpaid bonus for the prior year, if any, that the Company has declared earned. The Company will also pay for the cost of the premiums for continued medical coverage for Mr. Levi under the Company’s medical plans for two years following termination.

This agreement contains post-termination restrictions on certain competitive activities. During the term of his employment and for a period of up to twelve months following his termination of employment, Mr. Levi is subject to both a non-competition and non-solicitation (of customers and Company employees) covenant.

Assuming Mr. Levi’s employment was terminated as of December 31, 2013, (i) without “cause”, as defined in the employment agreement or (ii) by Mr. Levi for “good reason” as defined in the employment agreement and assuming that certain performance goals have been achieved, Mr. Levi would have been entitled to receive approximately $2,450,000, which is comprised of a lump sum payment of the amount of the remaining guaranteed compensation under the agreement. Mr. Levi would also be entitled to continuation of health coverage for one year, as described above, which would be valued at approximately $64,423 based on the historical cost of such benefits during 2013. Finally, 445,017 RSUs held by Mr. Levi that were unvested as of December 31, 2013 would have become vested and all vested stock options would generally remain exercisable for a period of three months following termination. The value of these RSUs based on the closing stock price of our Common Stock on December 31, 2013 would have been $1,740,016.

Assuming Mr. Levi’s employment was terminated by the Company as of December 31, 2013 by reason of his death or disability, Mr. Levi would be entitled to receive approximately $1,125,000, which is comprised of a cash payment equal to the pro-rated portion of his guaranteed compensation payable for the year of such termination. In addition, Mr. Levi will be paid any accrued but unpaid base salary and expenses. Mr. Levi would also be entitled to continuation of health coverage for two years, as described above, which would be valued at approximately $128,846 based on the historical cost of such benefits during 2013.

Employment Agreement with Executive Vice President. We entered into an employment agreement with Mr. Giancarlo, our Executive Vice President, on March 26, 2007. This agreement continues until February 28, 2015 and automatically renews for one-year periods thereafter unless the parties deliver notice of their desire not to renew for a subsequent term or unless earlier terminated in accordance with its terms. Pursuant to the terms of this agreement, Mr. Giancarlo receives an annual base salary, which is currently $400,000 per year, and a discretionary bonus as may be determined by the Compensation Committee.

This agreement provides for a lump sum cash payment of $1,000,000 upon the occurrence of a “change-in-control”. If Mr. Giancarlo voluntarily terminates his employment during the six month transition period following a change-in-control for any reason other than due to the assignment of duties materially inconsistent with his duties and responsibilities immediately prior to the change in control, Mr. Giancarlo will be required to repay the stay bonus. The term “change-in-control” is defined in the agreement.

The agreement also provides for severance payments to Mr. Giancarlo in the event that (i) his employment is terminated by the Company for any reason other than for “cause” or (ii) Mr. Giancarlo terminates his employment with the Company for “good reason”. The terms “cause” and “good reason” are defined in the agreement. The severance amount in these situations will include (i) accrued but unpaid base salary and expenses with respect to the period prior to termination and (ii) a cash payment equal to the greater of (a) the sum of Mr. Giancarlo’s annual base salary and the average annual bonus (consisting of both cash and equity components) earned during the two most recently completed fiscal years and (b) the sum of the amount of Mr. Giancarlo’s base salary that would be payable through the end of the remaining term and a prorated portion of the average annual bonus. In the event the termination occurs within one year following a “change-in-control”, as defined in the agreement, the severance amount would be equal to two times Mr. Giancarlo’s annual base salary plus a prorated portion of the average annual bonus based on the number of days that have elapsed as of the date of termination during the relevant calendar year. The Company will also pay for the cost of the premiums for continued medical coverage for Mr. Giancarlo under the Company’s medical plans for the longer of the remainder of the term or one year following termination. Finally, any RSUs that have been granted to Mr. Giancarlo as part of any annual bonus shall immediately vest.

This agreement also provides for severance payments to Mr. Giancarlo in the event that his employment is terminated by the Company by reason of his death or disability. The term “disability” is defined in the agreement. The severance amount following termination by reason of death or disability includes (i) a cash payment equal to Mr. Giancarlo’s annual bonus from the prior year pro-rated based on the number of days Mr. Giancarlo has been employed in the year of such termination, (ii) any accrued but unpaid base salary and expenses with respect to the period prior to termination, and (iii) any unpaid bonus for the prior year, if any, that the Company has declared earned. The Company will also pay for the cost of the premiums for continued medical coverage for Mr. Giancarlo under the Company’s medical plans for one year following termination.

This agreement also contains post-termination restrictions on certain competitive activities. During the term of his employment and for a period of up to twelve months following his termination of employment, Mr. Giancarlo is subject to both a non-competition and non-solicitation (of customers and Company employees) covenant.

Assuming Mr. Giancarlo’s employment was terminated as of December 31, 2013, (i) without “cause”, as defined in the employment agreement or (ii) by Mr. Giancarlo for “good reason” as defined in the employment agreement, Mr. Giancarlo would have been entitled to receive approximately $797,543, which is comprised of a lump sum payment of Mr. Giancarlo’s annual base salary during 2013, plus the average annual bonus earned during the two most recently completed fiscal years. In the case such termination occurred within one year following a change-in-control, Mr. Giancarlo would have been entitled to receive $1,197,543, which is comprised of a lump sum payment of two years of Mr. Giancarlo’s base salary plus the average annual bonus earned during the two most recently completed fiscal years. In addition, Mr. Giancarlo would be entitled to continuation of health coverage for the longer of the remainder of the term or one year, as described above, which would be valued at approximately $19,064 based on the historical cost of such benefits during 2013. Finally, 93,835 RSUs held by Mr. Giancarlo that were unvested as of December 31, 2013 would have become vested and all vested stock options would generally remain exercisable for a period of three months following termination. The value of these RSUs based on the closing price of our Common Stock on December 31, 2013 would have been $366,895.

Assuming Mr. Giancarlo’s employment was terminated by the Company as of December 31, 2013 by reason of his death or disability, Mr. Giancarlo would be entitled to receive approximately $348,226, which is comprised of a cash payment equal to Mr. Giancarlo’s annual bonus from the prior year pro-rated based on the number of days Mr. Giancarlo had been employed in the year of such termination. Such amount would also include any accrued but unpaid base salary and expenses. Mr. Giancarlo would also be entitled to continuation of health coverage for one year, as described above, which would be valued at approximately $19,064 based on the historical cost of such benefits during 2013.

Equity Compensation Plans. Our Board may, in its discretion, determine if there should be accelerated vesting, cash outs or other adjustments to all or any grants made pursuant to either the Company’s 2004 Equity Incentive Plan (“2004 Equity Plan”) or the 2008 Equity Plan in the event of a change-in-control. Accordingly, unless so determined by the Board or as otherwise provided in individual employment agreements or grant agreements, the vesting of RSUs will not accelerate in connection with a change-in-control or other business combination. All outstanding options previously granted under prior compensation plans are currently vested.

DIRECTOR COMPENSATION

The following table provides certain summary information concerning all compensation earned for the year ended December 31, 2013 by our non-executive directors.

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)(1)	Total ($)
Marisa Cassoni(2)	101,000	(3)	51,347	152,347
Frank Fanzilli(2)	83,000	(4)	51,347	134,347
Richard Magee(2)	88,500		51,347	139,847
John Ward(2)(5)	37,500		51,347	88,847

(1)	Represents the aggregate grant date fair value of RSUs granted on January 31, 2013, as computed in accordance with ASC 718, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions. The grant date fair value is determined based on the closing price-per-share as reported on the NYSE. These RSUs vested on January 31, 2014.
(2)	As of December 31, 2013, the unvested RSUs for each of our non-executive directors were due to vest on the following dates:

Marisa Cassoni	a January 31, 2013 grant with 45,758 RSUs that vested on January 31, 2014.
Frank Fanzilli	a January 31, 2013 grant with 21,142 RSUs that vested on January 31, 2014.
Richard Magee	a January 31, 2013 grant with 15,102 RSUs that vested on January 31, 2014.
John Ward	a January 31, 2013 grant with 15,102 RSUs that vested on January 31, 2014.

(3)	Ms. Cassoni elected to receive all of her cash fees in RSUs. Accordingly, on January 31, 2013, 30,656 RSUs were granted with a grant date fair value of $104,230, as computed in accordance with ASC 718, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions. These RSUs vested on January 31, 2014. The number of RSUs granted to Ms. Cassoni, in lieu of cash was determined pursuant to the Compensation Policy for non-executive directors.
(4)	Mr. Fanzilli elected to receive $20,000 of his cash fees in RSUs. Accordingly, on January 31, 2013, 6,040 RSUs were granted with a grant date fair value of $20,536, as computed in accordance with ASC 718, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions. These RSUs vested on January 31, 2014. The number of RSUs granted to Mr. Fanzilli, in lieu of cash was determined pursuant to the Compensation Policy for non-executive directors.
(5)	Mr. Ward served as a director in 2013 until his term expired at our annual meeting on June 6, 2013.

Messrs. Gooch and Heffron, our Executive Chairman and Chief Executive Officer, respectively, are not compensated for their service as directors. All directors are reimbursed for any expenses incurred in attending Board and Board Committee meetings.

The Board, upon the recommendation of its Compensation Committee, has adopted a compensation policy for non-executive directors (the “Policy”). Pursuant to the Policy, our non-executive directors are eligible to receive compensation comprised of (i) a cash retainer, (ii) meeting/chairperson fees, and (iii) an annual grant of RSUs. In the fiscal year ended December 31, 2013, each director who was not an executive of the Company received an annual retainer of $50,000 plus $1,000 for each Board meeting attended. Each non-executive director who is a member of a Board Committee also received $1,000 for each Board Committee meeting attended. In addition, the Chair of the Audit Committee received an additional annual fee of $20,000 and the Lead Non-Executive Director received an annual fee of $10,000. Each of the Chairs of the Compensation Committee and the Risk Policy Committee received an additional annual fee of $10,000. The Co-Chairs of the Board Credentialing and Corporate Governance Committee each received an additional annual fee of $5,000.

The Policy provides that each non-executive director may elect to receive all or a portion of his/her cash retainer, meeting or chairperson fees in either cash, RSUs or a combination of both, provided that any election to receive RSUs must be made prior to the beginning of each year. Cash payments will be paid in quarterly installments in arrears. If a non-executive director elects to receive all or a portion of his/her fees and retainers in the form of RSUs, such RSUs will be granted in January of each year and will be based on the average of the closing prices of our Common Stock during the last two-week period in the month of grant and vest on January 31st of the year following such grant. We estimate the number of meetings for the year in order to determine the value of RSUs that will be granted. If such estimates fall short of the actual number of meetings, we pay any additional fees owed to non-executive directors in cash. If a director attends fewer meetings than the number estimated, such additional fees paid in RSUs will reduce the number of RSUs to be granted to such director the following year on a dollar for dollar basis.

The Policy also provides that if there are any changes in the Chairmanship of any Board Committee that results in excess fees having been paid to a director during any year, then such excess fees will reduce the number of RSUs to be granted to such director the following year on a dollar for dollar basis. If such director no longer serves as a member of the Board in the following year, then the Compensation Committee may, in its discretion, require or waive the repayment of such excess fees.

In 2013, Ms. Cassoni elected to receive all of her cash retainer, meeting and chairperson fees in the form of RSUs and Mr. Fanzilli elected to receive $20,000 of his cash fees in the form of RSUs. Therefore, as set forth in the table above and the related footnotes, we granted 30,656 RSUs to Ms. Cassoni and 6,040 RSUs to Mr. Fanzilli in respect of cash retainers and fees, as applicable, on January 31, 2013.

Pursuant to the Policy, non-executive directors are also entitled to receive annual grants of RSUs. Annual grants are calculated by dividing $50,000 by the average of the closing prices of the Common Stock over the last two-week period in the month of grant. The date of grant shall be determined by the Compensation Committee. The RSU grants are subject to the terms and conditions of a separate grant agreement and the 2008 Equity Plan. Grants shall become unrestricted and vest on January 31st of the year following such grant.

The Policy provides that new non-executive directors that are appointed or elected to the Board will be granted a number of RSUs equal to $50,000 divided by the average of the closing prices of the Common Stock over the last two-week period in the month of such appointment or election, unless otherwise determined by the Compensation Committee. Such grants will be made on the last day of the month in which the non-executive director joins the Board and generally one-third of these RSUs shall vest on each of the first, second and third anniversaries of the date of grant, respectively.

STOCK OWNERSHIP GUIDELINES FOR NON-EMPLOYEE DIRECTORS

Our Board adopted a non-executive director stock ownership guideline to encourage stock ownership by non-executive directors and to align non-executive directors’ interests with those of our stockholders. These guidelines state that non-executive directors must maintain the ownership of approximately 6,800 shares of our Common Stock and that such level of ownership shall be achieved within three years of becoming a director. Each of our non-executive directors satisfied the stock ownership requirements as of March 31, 2014.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The current members of our Compensation Committee are Messrs. Fanzilli and Magee. Neither of Messrs. Fanzilli or Magee is, nor have they been, an employee or officer of the Company. During fiscal 2013, no member of the Compensation Committee had any relationship with the Company requiring disclosure under Item 407(e) of Regulation S-K. During fiscal 2013, none of the Company’s executive officers served on the compensation committee (or equivalent committee) or board of directors of another entity whose executive officer(s) served on the Company’s Compensation Committee.

SECURITY OWNERSHIP OF GFI COMMON STOCK

To GFI’s knowledge, unless otherwise indicated, the following table sets forth certain information regarding the beneficial ownership of GFI Common Stock as of the close of business on September 30, 2014 and with respect to:

•	each person known by GFI to beneficially own 5% or more of the outstanding shares of GFI Common Stock;

•	each member of the GFI Board;

•	each named executive officer; and

•	the members of the GFI Board and GFI’s executive officers as a group.

Unless otherwise noted, each beneficial owner listed below can be reached at GFI’s headquarters located at 55 Water Street, New York, NY 10041.

GFI has determined ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, GFI believes, based on the information furnished to GFI, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of GFI Common Stock that he, she or it beneficially owns.

Applicable percentage ownership and voting power is based on 127,487,691 shares of GFI Common Stock outstanding as of December 2, 2014.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Number	Percent
CME Group Inc. (1)	48,209,304	37.8%
569 Middle Road Bayport, NY 11705
Entities Affiliated with JPI	46,464,240	36.5%
569 Middle Road Bayport, NY 11705
Entities affiliated with BGC (2) 499 Park Avenue New York, NY 10022	17,120,464	13.4%
FMR LLC (3)	12,044,112	9.5%
82 Devonshire Street Boston, MA 02109
Michael Gooch (5)(5)	46,906,417	36.7%
Colin Heffron (6)	1,307,985	1.0%
Ronald Levi	812,952	*
James Peers (7)	187,759	*
Marisa Cassoni	181,436	*
Frank Fanzilli	76,268	*
Richard Magee	36,391	*
Thomas Cancro	11,674	*
All executive officers and directors as a group (8 persons)	49,420,882	38.8%

*	Less than 1%
(1)	Shares beneficially owned were derived from a Schedule 13D filed with the SEC on August 11, 2014 by CME. CME may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the GFI Support Agreement. CME does not have any pecuniary interest (as defined in Rule 16a-1(a)(2) of the Exchange Act) in any of the shares subject to the GFI Support Agreement and expressly disclaims such beneficial ownership.
(2)	Shares beneficially owned were derived from a Schedule 13D filed with the SEC on November 20, 2014, by BGC.
(3)	Shares beneficially owned were derived from a Schedule 13G/A filed with the SEC on February 14, 2014 by FMR LLC.
(4)	Includes all shares of GFI Common Stock beneficially owned by the entities affiliated with JPI as described in footnote (5) below. Mr. Gooch controls the voting and disposition of these shares through his ownership of approximately 70% of the outstanding JPI Common Stock. Also includes 54,336 shares of GFI Common Stock which are held for the benefit of Mr. Gooch’s former wife, 1,320 shares of GFI Common Stock owned by Mr. Gooch’s children and 42,104 shares of GFI Common Stock which are held by the Gooch Investment Trust. Mr. Gooch disclaims beneficial ownership with respect to these shares.

(5)	Includes 46,464,240 shares of GFI Common Stock held directly by JPI and its wholly owned subsidiaries.
(6)	Does not include any of the shares of GFI Common Stock owned by JPI. Mr. Heffron owns approximately 5% of the outstanding JPI Common Stock.
(7)	Does not include 154,928 shares of GFI Common Stock that were issuable upon the vesting of RSUs for which Mr. Peers has previously deferred receipt.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information, as of December 31, 2013, with respect to the Common Stock that may be issued under our existing equity compensation plans. The table shows the number of securities to be issued under compensation plans that have been approved by the stockholders and those that have not been so approved. The footnotes and other information following the table are intended to provide additional detail on the compensation plans. All of the Company’s compensation plans have been approved by its stockholders.

	Equity Compensation Plan Information as of December 31, 2013
Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights(2)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))(3)
Equity compensation plans approved by security holders	18,622,165	$4.12	8,528,391
Equity compensation plans not approved by security holders	—	—	—

Total	18,622,025	$4.12	8,528,391

(1)	Includes stock options and RSUs.
(2)	Excludes RSUs, which have no exercise price.
(3)	Consists of shares available under the 2008 Equity Plan, which may be subject to awards of stock options, stock appreciation rights, shares of restricted stock, RSUs and other stock awards. Shares covered by outstanding awards granted pursuant to the 2008 Equity Plan become available for new awards if the award is cancelled, forfeited or expires before delivery of the shares or such shares are withheld in satisfaction of applicable federal, state, or local taxes. The maximum aggregate number of shares that may be granted under the 2008 Equity Plan will be increased by the number of net shares subject to awards outstanding pursuant to the 2004 Equity Plan which are canceled, forfeited or expire before delivery of the shares (up to a maximum of approximately 23,880 Shares as of December 31, 2013) or are withheld in satisfaction of applicable federal, state, or local taxes. The number of shares authorized under the 2008 Equity Plan may be adjusted by the Board to prevent the dilution or enlargement of benefits or potential benefits as a result of any Corporate Event.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and any persons who own more than 10% of our Common Stock, to file reports of initial ownership of our Common Stock and subsequent changes in that ownership with the SEC and furnish the Company with copies of all forms they file pursuant to Section 16(a). Based solely upon a review of the copies of the forms furnished to the Company, or written representations from certain reporting persons, the Company believes that during fiscal 2013 all Section 16(a) filing requirements were complied with.

AUDIT COMMITTEE REPORT

The members of the Audit Committee have been appointed by the Board and the Audit Committee is governed by a charter, which has been approved and adopted by the Board and is reviewed and reassessed annually by the Audit Committee.

The Audit Committee assists the Board in its oversight of (1) the integrity of the financial statements of the Company, (2) the qualifications, performance and independence of the Company’s independent auditor(s), (3) the performance of the Company’s internal audit function and (4) the Company’s systems of disclosure controls and procedures, external financial reporting and internal control over financial reporting.

The Audit Committee has the sole authority to appoint or replace the Company’s independent auditors, and is directly responsible for the oversight of the scope of its role and the determination of its compensation. The Audit Committee regularly evaluated the performance and independence of the Company’s independent auditor and, in addition, reviewed and pre-approved all services provided during 2013.

Management is responsible for the preparation and integrity of the Company’s financial statements. The Audit Committee reviewed the Company’s audited financial statements for the year ended December 31, 2013 and met with both management and the Company’s independent auditor to discuss those financial statements, including the critical accounting policies on which the financial statements are based. Management and the independent auditor have represented to the Audit Committee that the financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee has discussed with the independent auditor the matters required to be discussed by the Statement on Auditing Standards No. 16, as amended (AICPA, Professional Standards, Vol. 1. AU Section 380), as adopted by the Public Company Accounting Oversight Board (the “PCAOB”).

The Audit Committee has received the written disclosures and the letter from the independent auditor required by applicable requirements of the PCAOB regarding the independent auditors’ communication with the Audit Committee concerning their independence and discussed their independence. The Audit Committee also discussed with the independent auditor any matters required to be discussed under the generally accepted auditing standards of the PCAOB, including, among other things, those matters related to the conduct of the audit of the Company’s consolidated financial statements and those matters required to be discussed under Statement on Auditing Standards No. 114.

Based upon these reviews and discussions, the Audit Committee recommended to the Board that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 for filing with the SEC.

AUDIT COMMITTEE

Marisa Cassoni, Chair

Richard Magee

Frank Fanzilli

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND

DIRECTOR INDEPENDENCE

POLICIES AND PROCEDURES FOR APPROVAL OF RELATED PARTY TRANSACTIONS

We recognize that transactions with related parties may present potential or actual conflicts of interest. Therefore, it has been our practice to have our independent directors review the terms and conditions of any transactions that might be considered a “related party transaction”. Such transactions, if any, are reviewed to determine if the transaction is on terms comparable to those that could be obtained in arms’ length dealings with an unrelated third party. Any transactions that might be considered “related party transactions” must be approved by our Audit Committee, as set forth in the Audit Committee’s Charter.

RELATED PARTY TRANSACTIONS

None.

DIRECTOR INDEPENDENCE

The information regarding Director Independence is set forth under the heading “Certain Information Regarding Our Board of Directors” above.